UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 3
to
FORM 10
GENERAL FORM OF REGISTRATION OF SECURITIES UNDER SECTION 12(B) OR (G) OF
THE SECURITIES EXCHANGE ACT OF 1934
SearchPath International, Inc.

Name of Small Business Issuer in its charter)
Delaware

(State or other jurisdiction of incorporation or organization)
20-3171966

(I.R.S. Employer Identification No.)
1350 Euclid Avenue, Suite 325, Cleveland, Ohio 44115

(Address of principal executive offices) (Zip Code)
216-912-1500

(Issuer’s telephone number)
Securities to be registered under Section 12(b) of the Act: ☐
None

Securities to be registered under Section 12(g) of the Act: ☑
Common Stock, $.01 par value per share

(Title of Class)
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑

To simplify the language in this registration statement, SearchPath International, Inc. is referred to herein as “SearchPath International”, “SPI”, “Company,” “we,”, “our” or similar terms.
PART I
Item 1. Description of Business.
Business of the Issuer
SearchPath International is a franchisor of talent acquisition services. As of June 10, 2008, SPI has signed on 60 franchises. Talent acquisition services are a relatively new concept in the human capital industry that include any and all services related to the identification, qualification, acquisition and retention of human capital. Combining the industry’s best practices with our own innovative concepts, ideas and processes, we believe that SPI offers an extremely valuable and superior alternative to traditional talent acquisition services.
SPI was incorporated in the State of Delaware on June 30, 2005. SearchPath International was created by the owner and founder of Pathfinder Search Partners of Cleveland, Inc. (“Pathfinder”). Pathfinder, an Ohio corporation incorporated in 1998 as Sales Consultants of Shaker Heights, Inc., is an executive recruiting firm focusing on the permanent placement of personnel services. Pathfinder is currently a franchisee of SearchPath International, and does business under the name “SearchPath of Cleveland Uptown”.
Upon establishing our corporate headquarters in Cleveland, Ohio in 2005, SPI began offering and selling franchises to expand its presence in the U.S. We believe that we have developed a singularly unique business model that differentiates us from any other talent acquisition organization in the industry today. This progressive platform focuses on a “client-centric” set of service offerings that strives to be highly responsive to the ever-changing demands of today’s human capital market. This client focused mindset allows us to tailor each and every project to the specific needs and business line of our clients.
SPI was “created by recruiters for recruiters.” We believe that SPI introduces concepts to the marketplace that award SPI a unique competitive advantage that has allowed, and will continue to allow, us to implement and execute ground breaking strategies that accommodate the needs of our clients. SPI offers a compelling value proposition to the franchisee, backed by a customized education program and operational support that strive to ensure the ongoing success of all of our members, while also seeking to keep SPI on a vibrant, progressive growth path.
Upon becoming a franchisee of SPI, professionals from a variety of backgrounds are granted the opportunity to pursue a unique entrepreneurial effort that allows them to leverage relationships, competencies and aspirations that they have built and fostered over their time in the professional marketplace. In addition, we offer our franchisees low start-up costs and the ability to generate substantial income within a short time-frame. SPI constructed its franchise offering to include a strong focus on supporting new franchisees from day one, while also ensuring their success within the SPI franchise network throughout the duration of their business life. Our goal is to continually introduce new concepts that help franchisees focus on long-term client and candidate retention, which drives revenue and keeps us competitive with our industry counterparts.
The Company has rapidly built a high quality network of franchisees, despite competition from larger, more established firms. We believe that the pending retirement of hundreds of thousands of Baby Boomers resulting in vacant positions across all industries, paired with the rise in the number of college graduates in the U.S. seeking new positions will open the door for high quality talent acquisition organizations to marry great talent with open positions and that this trend will continue to grow in the coming years.
Industry Background
Industry revenue is projected to be approximately $133 billion in 2007, a 3.7% increase in revenues over 2006 (Staffing Industry Report). ExecuNet’s sixteenth annual Executive Job Market Intelligence Report shows no signs of a slowdown. In fact, search firms are forecasting a 17% increase in executive search assignments in 2008. In addition, more than 25% percent of search firms added professional staff in the last quarter of 2007, and another 46 percent have plans to hire more recruiters in the first quarter of 2008. (ExecuNet) This continual increase is due, in part, to the looming employment crisis -

a growing shortage of skilled workers to fill jobs. According to the Bureau of Labor Statistics, the US economy will experience a shortage of more than 10 million workers by 2010 resulting from retirements of the baby boomers (Human Resource Executive, Online). This is simply a raw number and does not fully address the increasing shortage of qualified workers in the marketplace. As a result of the growing need for qualified talent, we believe companies will become increasingly more reliant on the services of executive search and recruiting firms.
We believe that the demand for top talent will continue to positively impact the search industry. In order to better serve those organizations in need of our services, we have devised a hybrid model of traditional methods to better serve the marketplace.
In the past, organizations seeking assistance in identifying talent traditionally have had two choices: contingent and retained. The contingency model is traditionally used to fill non-executive positions, while the retained model is used for senior-level executive searches. In both models the fee is typically a percentage of the candidate’s first year salary. We believe that, SPI differentiates itself by practicing a client centric model which focuses on the client’s needs as opposed to the contingent and retained models noted above.
The Franchise Model
It is our firm belief that SPI has entered the marketplace as a formidable contender, tendering unique concepts and superior service delivery. SearchPath International has chosen franchising as a platform for growth. We believe that franchising is attractive to individuals coming from a myriad of industries and backgrounds, for several reasons. The security of joining a large franchise organization is often the number one reason for a franchisee joining a company. Independent, non-franchise businesses are more likely to fail within the first year as compared to those within a franchised organization (All Business). Franchisees enjoy the benefit of owning their own business, while serving as a part of a larger, vibrant and active community that offers them access to a larger network of professionals that can assist them with their business in several ways.
We have concluded that support services are critical to the success of professionals looking to switch industries. A franchise organization can ease the opening and long term operations and growth of a new business by providing business expertise, education, standard systems and processes and administrative support.
Through our experience we have learned that many franchise prospects seek a “lifestyle” business that allows them an opportunity to determine their own income through the amount of time and effort they put into the operation of their franchise. We believe that the SPI business model allows professionals to leverage their existing industry knowledge in a new and exciting way. Franchisees are encouraged to recruit where they have previous professional experience and a pre-existing network of contacts, allowing the franchisee the ability to work within an industry with which they are familiar and to benefit from their existing network of respected peers.
SearchPath International generates revenue from an initial franchise fee upon the sale of a franchise (the “Franchise Fee”) and an ongoing “royalty” from the franchisee based on a percentage of franchisee gross receipts. In addition, the company generates revenues from search fees.
The list price of a Franchise Fee for the rights to an SPI franchise is $40,000. Once the franchise agreement is executed, the Franchise Fee is non-refundable. The initial term of a franchise agreement is 10 years, renewable for 5 year terms. The Company may reduce this fee up to 25% for experienced recruiters and young entrepreneurs involved in the Young Entrepreneur Program. SearchPath International offers a 5% discount on net franchise fees if the fee is paid upfront in full. SPI also finances the franchise fee but requires a minimal down payment upon execution of the contract.
The standard royalty rate for an SPI franchise is 7% of gross receipts. Gross receipts refers to all cash received, exclusive of taxes, for services provided to clients, including placement fees, gross margin on temporary or hourly placements, and consulting services. There is an additional fee of .75% on gross receipts for national marketing, advertising and public relations. The Company may reduce the royalty rate for new franchisees with existing search experience depending upon their average annual billings prior to signing with SPI.

Sales Platform
SearchPath International proactively recruits new franchise prospects in the same manner search firms seek talent for a project. All new franchisees walk away from training with an open search assignment to find potential SPI franchise owners with whom they can share their experience, while leveraging the competencies of that new owner to strengthen the platform of their own franchise.
Target Markets
SPI focuses significant efforts on attracting potential franchisees through six targeted market demographics. We believe these market demographics are significantly broader than those of our competitors and will lead to greater opportunities for the Company’s future expansion plan. The six target markets are as follows:
1.	Traditional Entrepreneur: Individuals in middle management who have found themselves recently downsized in a corporate restructuring and/or individuals looking for an opportunity that will allow significant income potential and flexibility, combined with a variety of lifestyle choices.

2.	Experienced Search Consultants: Recruiting or search professionals currently working with another search firm or an independent recruiter looking for ways to grow and expand his or her career that are not possible in their current company.

3.	Existing Search Firm Owners: Search firm owners within other franchise organizations, or those who have set off on their own, that are looking for an affiliation with a larger, more dynamic organization in order to grow and develop their office with a stronger support system and more stability.

4.	Senior Executive: Executives with an entrepreneurial mindset seeking a second or third career.

5.	Young Entrepreneurs: Individuals within 36 months from college graduation. SPI offers these individuals the chance to jump start their entrepreneurial vision by becoming part of the SPI family.

6.	Strategic Organizations: Organizations would benefit by purchasing an SPI franchise to leverage existing client relationships to sell search and recruiting services. Examples include professional employer organizations, accounting firms, and other professional services firms.
Education & Support Platform
          SearchPath International University
SearchPath International offers its franchisees access to a comprehensive training and education program. We created SPI University (“SPIU”) in order to provide franchisees the reassurance of thorough training. We believe that SPIU is unique to SPI and greatly differentiates us from our competitors. SPI believes in a full education program to help franchisees not only learn the search and recruiting process, but also offers real-life training on how to successfully and efficiently run a business, while also offering a platform that allows them to continually enhance their skills at any time during their career. SPIU also relieves the business owner from the burden of training employees. SPIU currently consists of 81 class offerings, with 33 recorded courses offered online through our intranet website. Courses are taught by over a dozen instructors.
The Company has also committed to maintaining a vibrant “Learning Center,” that includes face-to-face training, phone conferencing, web based training, and written communications via e-mail and newsletters. In addition, we believe the curriculum fosters real improvement in franchisee operations, thereby enhancing the ongoing royalty revenue for SPI and the quality of our products and services.
All of the SPIU classes are taught by industry professionals who are currently actively working in the search field, in some capacity. SPI focuses on true education, which provides an understanding of the “how to” tasks necessary to be successful in recruiting and, more importantly, to understand the “why”; and to challenge the franchisee to think, rather than just do, which takes them beyond traditional “training” tactics.

Upon purchasing a franchise, and prior to taking any education courses, each individual meets with a trained SPI educational advisor to determine which courses are best suited to their needs and areas of strength and weakness. The goal is to provide a customized education platform that will empower each of our franchise office owners to achieve his or her business and personal goals in a timely, efficient and effective manner.
SPI believes that the identification and recruitment of top talent is an art and cannot simply be taught with a few classroom sessions. The Company’s approach reflects a typical higher education model that is continually updated for quality assurance and to keep SPI’s members on the cutting edge of the search and recruiting industry. This process of re-evaluating and re-formulating our education platform stems from two primary tenets: SPI, in order to remain competitive, recognizes that we must be cognizant of any and all market conditions that may change our business and we also recognize that the needs of our franchisees change over time and we must be equipped to meet their needs in the most fulfilling way possible.
          Additional Education
In conjunction with SPIU, SearchPath International has assisted in the formation of several “support groups” to further facilitate continuing education by providing constant, live communication to troubleshoot and train on a weekly and daily basis. These groups are as follows:
•	Green Circle: For newer franchise owners and account executives who want to launch their search desk and/or business quickly. It is an intense, fast-paced program that focuses on metrics, mentoring, training, accountability and a little bit of competition. This is the program we recommended for those new to the talent acquisition industry.
•	Black Diamond: For more experienced owners and account executives who are seeking to re-invigorate their own production by forming a peer group with which to cordially compete and network. This program also offers the chance to troubleshoot issues and celebrate successes. Both the Green Circle and Black Diamond programs present the opportunity to form lasting bonds, perhaps leading to the formation of peer boards and/or practice groups.

•	Peer Boards: The formation of formal groups to serve as ad hoc boards of directors for the participating office owners. Peer Boards are formal partnerships between individuals who have a shared vision and who support each other by building teamwork and friendships, training, accountability, office growth, goal achievement, securing national accounts, strategic planning, personal development, and formal mentoring.

•	Practice Groups: The formation of groups of individuals working in a similar industry. Participation in such a practice group encourages collaboration among franchisees in order to make placements in a more efficient manner by sharing clients and candidates.

•	Franchise Advisory Board: The goal of the Franchise Advisory Board (“FAB”) is not only to represent the interests of the franchise owners to the SPI leadership team, but also to support each office in their unrelenting growth and development. The Franchise Advisory Board is a formal structure that helps build relationships, and enables the entire SPI system to become stronger and more responsive to change. It is a means of increasing communication and consultation, while harnessing the energies, enthusiasm and ideas of franchisees to be applied to the entire system for the common good. Once they join the SPI team, franchisees are assigned to an FAB member based upon several determining factors that include: background, industry experience, office size and/or area of specialization. An introductory call is made with the new franchisee, members of the Support Team and the assigned FAB member. The goal of this relationship is to form a partnership — the two parties are dependent on each other for support, encouragement and celebration of mutual achievement.
In addition, the education platform is incorporated into every SPI sponsored function. As SPI continues to grow there will be additional education opportunities that will be conducted regionally.
Additional Differentiators
SearchPath International is committed to continually creating new and innovative programs in all aspects of the organization. SPI was created using a collection of what we believe to be industry best practices and a set of innovations unique to the SPI system, such as SPIU and our hybrid fee structures. The following are additional differentiators:

          Territory
SearchPath International does not offer exclusive territories. We believe that geography and ‘brick and mortar” locations have become increasingly irrelevant in today’s business environment. Advanced technologies and an extremely vibrant business marketplace have presented SPI franchisees with a virtually endless selection of avenues down which they can pursue any number of opportunities. The industry is no longer restricted by manual paper references (i.e., phonebooks) and long distance phone bills. SPI believes that territory restrictions have, in other search organizations, forced owners into a box and limited both their earning and growth potential. SPI does not aspire to limit its franchisees in any way, within the limits of reason and law, of course. SPI franchisees can easily relocate to anywhere in the world without disrupting their business, offering a true lifestyle choice.
          Franchise Referral Program
We believe that SearchPath International is setting a new standard in franchise referral programs. The Company acknowledges that one of the best sources for identifying and securing new franchisees is existing franchisees. In this program, current franchisees get rewarded for referring new franchisees to the SPI family.
This program presents current franchisees and their employees with the opportunity to participate in our annual incentive trips, earn revenue and most importantly, share in the royalty revenue of new franchisees they refer for as long as both parties remain in the SPI system. This creates a long-term revenue stream for the referral source as they help the franchise network grow. The goal is to create an environment where each franchisee is continually looking for SPI’s next franchise partner, creating a culture of teamwork, growth and financial success. To our knowledge, no other franchise organization specializing in search and recruitment offers this benefit.
There is ample incentive for franchisees to participate, as this program gives them an opportunity to build personal wealth. For example, if a franchisee sells two franchises per year over ten years, the potential recurring revenue for that franchisee could approach $56,000 per year. This is based on the assumption of each referral generating $200,000 of revenue per year. At a royalty rate of 7%, total annual royalty revenues at the end of ten years would be $280,000 per year, of which 20% ($56,000) would be referral fees paid to the referring franchisee. We anticipate that less than five percent (5%) of existing franchisees would reach these goals.
          Centralized Research & Resources
Research is a central segment of the search process and an area where we believe we can add additional value to franchisees. SPI believes it has the ability to impact both revenue and profits for each franchisee due to its wide variety of programs and strategic partners. SearchPath International created the Centralized Research Department (“CRD”) to assist SPI search consultants and franchise owners in identifying target markets, gaining detailed industry knowledge, unearthing both active and passive candidates and maintaining competitive intelligence.
The internet has become a valuable resource for gaining deep insight into companies and industries while seeking to identify talent. Our role is to minimize the time a search consultant spends researching on the internet, and maximize the amount of time they spend on revenue generating activities. By partnering with SPI’s CRD, search consultants can devote more of their time networking with individuals, qualifying needs and career objectives, and identifying the person who is the best long-term solution for their client.
SearchPath International’s intention is to provide franchisees and their employees with every tool possible in order to maximize their success level. SPI’s goal is to assist franchisees in generating the most revenue, in the most efficient and effective way possible. CRD can be used in a variety of ways, including but not limited to candidate prospecting and name gathering, qualifying candidates, conducting market research, identifying clients for high performing candidates, and verifying information.
Through constant communication and teamwork with CRD, time and the amount of ground work associated with each search can be substantially reduced, which we believe results in a substantial increase in both a franchisee’s output and efficiency.
          Technology
Another goal of ours is to maintain a leadership position related to technology. Below are several items that have already been implemented:
•	Hosted PBX VoIP Phone Solution: SPI’s operations include a hosted PBX phone system. This system eliminates the need for any franchisee to purchase a personal phone system and enhances their phone presence regardless of their geographical location.

•	Web Site: SPI is committed to a strong web presence and is continually upgrading its website and looking for new enhancements.

•	Intranet: SPI is in the process of enhancing its intranet resource to support the franchisees. The internal site provides forms and documents that assist franchisees in their day-to-day needs. In addition, video streaming of SPIU courses are added on a regular basis.

•	Video Conferencing: SPI is in the process of incorporating video conferencing into all aspects of SPIU as well as regular communication to all franchisees.
          Metrics Program
The Company has developed a series of processes for measuring results that create accountability for performance at the individual franchise level. SPI teaches owners to “manage by the numbers,” through the “Management by Commitment” program. This program has been established to monitor and measure daily statistics to drive success at all levels of the organization, and has proven to be a key factor in enhancing royalty income through increased franchisee activity.
          Vendor Relationships:
SPI is continually looking for opportunities that will enable our franchisees to increase revenues and cut costs. Two key differentiators that SPI has brought to its franchisees are as follows:
•	Search Fee Insurance: As of March 2008, SPI has become the first recruiting firm ever to offer clients a 12-month, money-back guarantee on recruiting fees. This higher level of service safeguards clients’ recruitment fees, assures clients of highest quality candidates available, and increases client loyalty and retention. With the premiums integrated into the search fees, recruiters can easily justify increased fees while improving their market share.

•	PEO Health Benefits: Because franchisees are independent business owners, franchise organizations are helpless to provide health and other benefits to their franchisees. SPI has partnered with a Professional Employer Organization (PEO), a human resources solutions platform, created exclusively and specifically designed for executive search firm owners to assist in providing health care benefits, full-service payroll, 401(k) options and human resource consulting services. This program is under a beta-test at this time and is expected to be rolled out to all franchisees by the end of 2008.
Distribution Methods
Franchise sales leads come to SPI in a variety of ways, including referrals from existing franchisees, interest from our website and the Company’s existing contacts. Once a sales lead has been determined as a qualified prospect to purchase a franchise, a sales person on staff will distribute a UFOC (Uniform Franchise Offering Circular) outlining our business and the details of our franchise agreement. Most states require a minimum of a 15 day waiting period from the receipt of the UFOC to the signing of a franchise agreement.
The prospect will then be scheduled to visit SPI in Cleveland for a “Discovery Day”, where the prospects come in to meet the SPI staff and learn about us and our programs in more depth. After the Discovery Day, additional exploration and references on both sides are completed. It usually takes a minimum of two weeks and up to six months for the prospect to become a franchisee.
Competition
The staffing and recruitment industry is highly competitive with low barriers to entry. Many of the companies that operate within this sector are small local or regional operators with a few locations. Within these markets, these small local or regional firms compete with us and our franchisees for the available recruiting business. The primary competitive factors in the staffing segment include price, service and the ability to provide the requested personnel when needed. Although the staffing services market is highly competitive with limited barriers to entry, there are relatively few companies providing franchise opportunities in the staffing and recruiting industry. We believe that none of our competitors present the breadth of services SPI has to offer. However, our primary competitive disadvantage is that we are relatively new to the franchisor business therefore we lack financial and operational history that may influence the decision of prospective franchisees. Our competitors that provide a franchising option tend to be involved in temporary staffing, while our focus is on permanent placement. Some of these temporary staffing companies include True Blue, Inc. (doing business as “Labor Ready”), Adecco, Kelly Services, Inc., Manpower, Inc., SOS Staffing Services, Inc., and Vedior, Inc.
The industry leader by volume in the franchisor business, Management Recruiters International (“MRI”), a division of CDI, is by far the largest franchised search firm. Sanford Rose International (“SRA”) has been in business for over 41 years and has less than 60 active offices. Global Recruiting Network, (“GRN”), a relatively new (2002) start-up out of Chicago has over 150 franchises, and was founded on the same business model as MRI. Through industry experience we have found that Fortune Personnel Consultants, located in New York City, only recently began actively selling franchises after being dormant several years. In addition, there are several large networks of independent recruiting organizations, but they offer a substantially different operating model.
Intellectual Property
The Company has registered “SearchPath” as a service mark with the U.S. Patent and Trademark Office. This service mark will be in effect for ten years from the registration date and is renewable for successive ten year periods. SearchPath licenses this service mark to its franchisees. We also claim a copyright in our various franchise materials, such as the training and operations manuals.
Government Regulation
Our sale of franchises is regulated by the Federal Trade Commission and by state business opportunity and franchise laws. We have filed or are in the process of filing registrations, been exempted from registration or filed a notice in states that require pre-sale registration or a notice filing under franchise investment laws in order to offer the sale of franchises.
Employees
We currently have 10 employees, 9 of which are full-time.
Item 1A. Risk Factors
The following risk factors should be reviewed together with the financial and other information contained in this Form 10. If any of these risks actually occur, our business, financial condition and results of operations would likely suffer. In such case, our stockholders may lose part or all of their investment.
Risks Related to our Business
          We have a limited operating history that can be used to evaluate us, and the likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays that we may encounter because of our limited history. As a result, we may not be profitable and we may not be able to generate sufficient revenue to develop as we have planned.
Our Company was incorporated in Delaware in June 2005 and we have incurred net losses in each fiscal year since our inception. For the fiscal years ended June 30, 2006 and 2007, we incurred a net loss of $159,715 and $233,087, respectively. Our losses have resulted primarily from aggressive growth with limited funding. Of the net loss of $233,087 in fiscal year end 2007, $125,979 represents compensation to our Chief Executive Officer. We may continue to incur additional operating losses for the near future as we expand our sales and marketing activities. Accordingly, the likelihood of our success should be considered in light of the risks, expenses and difficulties that companies in their earlier stage of development encounter. Our success depends upon our ability to address those risks successfully.

          We expect to incur losses for the immediate future, which could result in a reduction or loss in the value of your investment.
We forecast our future expense levels based on our operating plans and our estimates of future revenues. If our revenues grow at a slower rate than we anticipate, or if our spending levels exceed our expectations or cannot be adjusted to reflect slower revenue growth, we may not generate sufficient revenues to achieve or sustain profitability. For the fiscal year ended June 30, 2007, our loss from operations was $121,249. We expect to continue to incur losses for the immediate future as we build on the existing infrastructure and continue sales and marketing efforts. Even if we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis.
          We will need capital in the future and any of our efforts to raise additional capital may result in a dilution of stockholder interest. Our failure to raise additional capital may cause the Company to be unable to continue as a going concern.
We currently anticipate that our available cash resources and operating revenues will be sufficient to meet our anticipated capital expenditures and working capital requirements through at least the next twelve months. The success of the Company will be largely dependent upon the judgment and ability of management, our revenue stream, the future financing of the Company, as well as the market’s acceptance and continued expansion of its products. We expect that we will need additional capital to be raised for the Company’s working capital requirements.
Furthermore, the time period for which we believe our capital is sufficient is only an estimate. We may need to raise additional funds sooner to fund research and development and working capital requirements, to develop new or enhance existing services or products, to respond to competitive pressures or to acquire complementary products, businesses or technologies.
If additional funds are raised through the issuance of equity or equity-linked securities, the relative ownership percentage of our stockholders would be reduced. These securities could also have rights, preferences or privileges senior to those of the rights of our existing holders of common stock. Furthermore, we may not be able to obtain additional financing when needed or on terms favorable to us or our stockholders. If additional financing is not available on favorable terms or at all, the Company should be able to continue by cutting expenditures and reallocating resources, but may be unable to continue in business as a going concern.
          We participate in a market that is cyclical in nature and can be sensitive to economic changes, which may have volatile impacts on our revenues and operations.
Demand for staffing and recruitment services can be affected by the general level of economic activity. As economic activity slows, demand for permanent services slows as the labor pool directly available to our customers and franchisee customers increases, making it easier for these customers to identify new employees directly. Although we have not experienced this directly, such economic downturns may also affect our ability to sell franchises. Consequently, declines in the economy could result in the need for more capital, cost reductions, and/or changes in strategy.
          The staffing and recruitment industry is highly competitive with limited barriers to entry which could limit our ability to maintain or increase market share, or sell franchises.
The recruitment industry is highly competitive with low barriers to entry, and is fragmented in general. We expect that the level of competition will remain high in the future, which could limit our ability to maintain or increase our market share or profitability.
          We derive a significant portion of our revenues from franchisees, and we may not be able to attract new franchisees or be able to retain existing franchisees.
The operations of our franchisees comprise a significant portion of our revenue. Franchise fees represented 55.5% and 56.4%, respectively, of our net revenues in the fiscal years ended June 30, 2007 and 2006. In addition, our ten largest franchisees accounted for 80% and 100% of our total royalty revenue which is 14.6% and 4.9% of our overall revenue at year end June 30, 2007 and June 30, 2006 respectively. We cannot guarantee that we will be able to attract new franchisees or that we will be able to retain our existing franchisees. The loss of one or more of our franchise agents and any associated loss of customers and sales could have a material adverse affect on our results of operations.
          Our business depends on key personnel, including executive officers, local managers and field personnel; our failure to retain existing key personnel or attract new people could reduce business and revenues.
Our operations depend on the continued efforts of our officers and executive management. The loss of key officers and members of our executive management may cause a significant disruption to our business. The Company has key personnel insurance coverage on these individuals.
          Our controlling stockholder exercises voting control over our Company and has the ability to elect or remove from office all of our directors.
Thomas K. Johnston, our founder, President, Chief Executive Officer and a director, controls approximately 84% of the outstanding shares of Common Stock of SPI. By virtue of this stock ownership, Mr. Johnston has the power to significantly influence our affairs and is able to influence the outcome of matters required to be submitted to the stockholders for approval, including the election of members of our Board of Directors and the amendment of our Certificate of Incorporation or By-laws. We cannot guarantee that such stockholder will not exercise his influence over the Company in a manner detrimental to the interests of other stockholders.
          Failure to comply with the provisions of Sarbanes-Oxley legislation could have a material adverse impact on our results of operations and financial condition.
Legislation commonly referred to as the Sarbanes-Oxley Act of 2002 (“SOX”) requires public companies to develop internal control policies and procedures and to undergo an audit of those internal control policies and procedures on an annual basis. This legislation is fairly new and the Securities Exchange Commission is continuing to develop rules and guidance for public companies concerning the manner in which compliance with SOX will be determined. A registrant need not comply with the internal control audit requirements of SOX until it has either been required to file an annual report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) for the prior fiscal year or has filed an annual report for the prior fiscal year end. Because this registration statement will not be effective until after our fiscal year ending June 30, 2008, we do not expect that we will be required to undergo an audit of internal controls until our fiscal year ending 2009. We anticipate that we will prepare an internal control compliance manual and will undertake a preliminary review and assessment of internal controls before that time. If we become subject to the internal control audit requirement before we are in a position to comply, the effect on our operations and financial condition could be significant. Additionally, the process of fully documenting and testing our internal control procedures in order to satisfy these requirements will result in increased general and administrative expenses and may shift management time and attention from profit-generating activities to compliance activities. Furthermore, during the course of our internal control testing, we may identify deficiencies which we may not be able to remediate in time to meet the reporting deadline. Failure to achieve and maintain an effective internal control environment could have a material adverse effect on our stock price.
Risks Related to our Common Stock
          Certain offerings of the Company’s securities under Regulation D may be considered a violation of federal and certain state securities laws that would allow holders of the securities the right to rescind and demand the return of their purchase price.
In the fiscal year ended June 30, 2006, the Company offered and sold an aggregate of $273,450 worth of convertible notes, convertible into shares of its common stock. These sales were exempt from registration under Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended on the basis that (i) the securities were privately placed and did not involve a public offering; (ii) the securities were offered and sold to accredited investors; and (iii) the securities were not sold through an underwriter. However, the Company failed to file a Form D with the SEC with respect to this private placement. Additionally, the private placement was accomplished without the guidance of counsel, and therefore, state securities laws may have been violated as well. If these issuances were public offerings under federal securities laws or in violation of certain state securities laws, holders of these securities might be granted the right to rescind the sale of shares and demand that the Company return the purchase price of the shares.

          There is no active trading market for our common stock, and if a market for our common stock does not develop, our investors will be unable to sell their shares.
Our common stock is not presently quoted on any stock exchange or bulletin board, and the quotation is not entirely within our discretion. There is no public market for our shares and we cannot guarantee that such a market will develop. If an active public market for our common stock does not develop, then investors may not be able to resell the shares of our common stock that they have purchased and may lose all of their investment. However, we have engaged a market maker to sponsor the security and demonstrate compliance with the requirements of the Over-the-Counter Bulletin Board (the “OTC Bulletin Board”).
          Assuming our common stock is approved for trading on the OTC Bulletin Board, liquidity in our common stock may, nevertheless, be severely limited.
Stocks in the OTC Bulletin Board market ordinarily have much lower trading volume than in other markets, such as the Nasdaq SmallCap Market. Very few market makers take interest in shares traded over-the-counter, and accordingly the markets for such shares are less orderly than is usual for Nasdaq SmallCap Market stocks. All of these factors may cause the liquidity in the Company’s common stock to be severely limited. As a result of the low trading volumes ordinarily obtained in the OTC Bulletin Board, sales of common stock in any significant amount could not be absorbed without a dramatic reduction in price. Moreover, thinly traded shares on the OTC Bulletin Board are more susceptible to trading manipulations than is ordinarily the case for more actively traded shares.
          Assuming our common stock is approved for trading on the OTC Bulletin Board, “penny stock” rules may make buying or selling our shares difficult, limiting the market price of our shares and the liquidity of our shares.
If our common stock is approved for trading on the OTC Bulletin Board, trading in our shares may be subject to the “penny stock” regulations adopted by SEC. These regulations generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. These rules require that any broker-dealer who recommends our securities to persons other than prior customers and accredited investors must, prior to the sale, make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to execute the transaction. Unless an exception is available, the regulations require delivery, prior to any transaction involving penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market. In addition, broker-dealers must disclose commissions payable to both the broker-dealer and registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our stock, which could severely limit the market price and the liquidity of our stock.
          We do not anticipate payment of dividends, nor has the Company ever paid dividends.
Our Company has not paid dividends on its common stock since inception, and does not intend to pay dividends in the near future. This fact may discourage certain potential investors from purchasing our shares, and may adversely impact our stock’s price.
          We do not anticipate payment of dividends, and stockholders will be wholly dependent upon the market for the common stock to realize economic benefit from their investment.
We currently intend to retain all future earnings, if any, for funding our growth and, therefore, do not expect to pay any dividends in the foreseeable future. The declaration and payment of dividends are subject to the discretion of our Board of Directors. Consequently, our stockholders must rely on stock appreciation for any return on their investment.
          Rule 144 sales in the future may have a depressive effect on the Company’s stock.
All of the outstanding shares of common stock held by the present officers, directors, and affiliate stockholders are “restricted securities” within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. Rule 144 provides in essence that a person who is an affiliate or officer or director who has held restricted securities for six months may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company’s outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. There is no limit on the amount of restricted securities that may be sold by a non-affiliate after the owner has held the restricted securities for a period of six months if the company is a current, reporting company under the ‘34 Act. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registration of shares of common stock of present stockholders, may have a depressive effect upon the price of the common stock in any market that may develop.
          The Company’s investors may suffer future dilution due to the issuances of shares for various considerations in the future.
There may be substantial dilution to the Company’s shareholders purchasing in future offerings as a result of future decisions of the Board to issue shares without shareholder approval for cash, services, or acquisitions.
          The Company’s common stock may be volatile, which substantially increases the risk that the investor may not be able to sell securities at or above the price that the investor may pay for the securities.
Because of the limited trading market expected to develop for the Company’s common stock and because of the possible price volatility, the investor may not be able to sell their shares of common stock when the investor desires to do so. The inability to sell securities in a rapidly declining market may substantially increase the risk of loss because of such illiquidity and because the price for the Company’s common stock may suffer greater declines because of the Company’s price volatility.
The price of the Company’s common stock that will prevail in the market after this offering may be higher or lower than the price an investor pays. Certain factors, some of which are beyond the Company’s control, that may cause the Company’s share price to fluctuate significantly include, but are not limited to the following:
•	Variations in the Company’s quarterly operating results;

•	Loss of a key relationship or failure to complete significant transactions;

•	Additions or departures of key personnel; and

•	Fluctuations in stock market price and volume.
Additionally, in recent years the stock market in general, and the over-the-counter markets in particular, have experienced extreme price and volume fluctuations. In some cases, these fluctuations are unrelated or disproportionate to the operating performance of the underlying company. These market and industry factors may materially and adversely affect the Company’s Stock price, regardless of the Company’s operating performance. In the past, class action litigation often has been brought against companies following periods of volatility in the market price of those companies common stock. If it becomes involved in this type of litigation in the future, it could result in substantial costs and diversion of management attention and resources, which could have a further negative effect on the investment in the Company’s stock.
          The Company’s future investors may suffer a disproportionate risk and there may be dilution of the purchasers’ investments.
The Company’s present stockholders have acquired their securities at a cost significantly lower than the price investors purchasing shares in the future may pay for their stock holdings or at which future purchasers in the market may pay. Therefore, new investors will bear most of the risk of loss. Further, an investment in the Company’s common stock by a new purchaser may result in a dilution to the new purchaser based on the net tangible book value of the common stock.

Item 2. Financial Information.
FORWARD-LOOKING STATEMENTS
This Form 10 contains “forward-looking statements” regarding our plans, expectations, estimates and beliefs. Forward-looking statements in this Form 10 are typically identified by words such as “anticipate,” “believe,” “expect,” “estimate,” “intend,” “will,” “may” and other similar expressions. These forward-looking statements may include, among other things, statements about:
•	our capital needs

•	the competitiveness of the business in our industry

•	our strategies

•	other statements that are not historical facts.
These statements are only predictions, based on our current expectations about future events. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance, or achievements or that predictions or current expectations will be accurate. These forward-looking statements involve risks and uncertainties, and our actual results, performance, or achievements could differ materially from those expressed or implied by these forward-looking statements. Factors that could cause our actual results, performance, or achievements to differ include the following, among others:
•	changes in general economic and business conditions

•	actions of our competitors

•	changes in any regulatory requirements

•	the time and expense involved in research and development activities

•	changes in our business strategies

•	other factors discussed in the “Risk Factors” section and elsewhere in this Form 10.
     The forward-looking statements in this Form 10 reflect what we currently anticipate will happen. What actually happens could differ materially from what we currently anticipate will happen. We do not undertake any responsibility to update information in this Form 10 or incorporate by reference into this Form 10 if any forward-looking statement later turns out to be inaccurate.
There can be no assurance that we will be able to conduct operations profitably in the future. We currently do not have sufficient cash reserves, but based on cash flow anticipated from revenues generated, we anticipate meeting all of our anticipated obligations for the next twelve months. Currently, we are in the process of soliciting and reviewing various proposals for commercial debt, private debt and equity financing in order to continue funding operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations.
We are providing the following selected financial data, which has been derived from the financial statements for the nine month period ended March 31, 2008 and the fiscal years ended June 30, 2007 and 2006. The following information should be read in conjunction with our Management’s Discussion and Analysis of Financial Condition and Results of Operations and the financial statements and related notes included elsewhere in this Form 10.
Plan of Operations
We are a franchisor of talent acquisition services, offering a compelling value proposition to our franchisees backed by a customized education program, operational support programs that strive to ensure the ongoing success of all of our members. Our goal is to continually introduce new concepts that help our members focus on long-term client and candidate retention, which drives our revenue and distinguishes us from our competitors. We believe that the pending retirement of hundreds of thousands of Baby Boomers resulting in vacant positions across all industries, paired with the rise in the number of college graduates in the U.S. seeking new positions will open the door for high quality talent acquisition organizations to marry great talent with open positions and that this trend will continue to grow in the coming years. To date, we have identified six target markets (Traditional Entrepreneurs, Experienced Search Consultants, Existing Search Firm Owners, Senior Executives, Young Entrepreneurs, and Strategic Organizations) on which we focus to generate sales. Our franchise sales leads are primarily obtained through referrals, our website and our existing contacts. We will continue to pursue sales through the activities stated above.
Liquidity and Capital Resources
Our principal sources of liquidity consist of cash and cash equivalents, cash generated from operations and borrowing from various sources primarily private investors and vendor payment deferrals. In addition, in April and May 2008, we received net proceeds from convertible debentures in the amount of $175,000 which was used to pay operations. At March 31, 2008, our cash and cash equivalents totaled $11,480 and we had a working capital deficit of $712,660.
The Company’s existence is dependent on management’s ability to develop profitable operations and resolve the Company’s liquidity problems. In order to improve the Company’s liquidity, management is actively pursuing additional equity and debt financing through discussions with investment bankers and private investors. There can be no assurance the Company will be successful in its efforts to raise additional financing. If successful in completing this financing, we may not be able to do so on terms that are not excessively dilutive to our existing stockholders or less costly than existing sources of financing. Failure to secure additional financing in a timely manner and on favorable terms if and when needed in the future will have a material adverse effect on our financial performance, balance sheet and stock price and require us to implement cost reduction initiatives and curtail operations.
The following table sets forth our cash flows for each of the following periods:

	Nine Month	Nine Month
	Period Ended	Period Ended	Fiscal Years Ended June 30,
	March 31, 2008	March 31, 2007	2007	2006
Provided by (used in)
Operating activities	$(138,456)	$(112,215)	$(135,629)	$(308,335)
Investing activities	24,880	36,271	37,896	(19,005)
Financing activities	117,049	121,211	105,740	277,340)

	$3,473	$45,267	$8,007	$(50,000)

Cash Flows for the Nine Months Ended March 31, 2008 compared to March 31, 2007
          Cash Flows From Operations
Our cash flows from operations include cash received from placement fees, recurring royalties and advertising fees, and franchise fees received. Cash used in operations include monthly operating expenses, the largest being salaries expense reaching over 50% of total operating expenses. In 2008, cash used in operations increased $26,241 to $(138,456) from prior period. Although royalties and advertising fees collected during the period increased $73,400, an additional $116,490 of salaries expense was paid out during the period ended March 31, 2008 versus prior period.
          Investing Activities
Cash used in investing activities is primarily the cash used for equipment costs and software. Cash from investing activities is collections on promissory notes for franchise fees that were financed up front by the Company. In 2008, cash flow from investing activities decreased $11,391 to $24,880 due to less collections received on notes receivables during the period ended March 31, 2008 versus prior period.
          Financing Activities
Cash flows from financing activities include cash proceeds from convertible note offerings and other cash received and used to pay operating expenses. In 2008, cash flow from financing activities decreased $4,162 to $117,049.
Cash Flows for the Fiscal Year Ended June 30, 2007 compared to June 30, 2006
          Cash Flows From Operations
Our cash flows from operations include cash received from placement fees, recurring royalties and advertising fees, and franchise fees received. In 2007, cash used in operations decreased $172,706 to $(135,629), primarily due to increased collections on placement fee income and royalty and advertising fee income versus 2006.
          Investing Activities
Cash used in investing activities is primarily the cash used for equipment costs and software. Cash from investing activities is collections on promissory notes for franchise fees that were financed upfront by the Company. In 2007, cash flow from investing activities increased $56,901 to $37,896 due to increased collections on notes receivables versus 2006. In addition, there were no software or equipment costs paid out in 2007.
          Financing Activities
Cash flows from financing activities include cash proceeds from convertible note offerings and other cash received and used to pay operating expenses. In 2007, cash flow from financing activities decreased $171,600 to $105,740 primarily due to convertible notes issued in 2006, and none were issued in 2007.

Results of Operations
Results of Operations for the Nine Months Ended March 31, 2008 Compared to Nine Months Ended March 31, 2007

	Nine Months Ended	Nine Months Ended
	March 31, 2008	March 31, 2007	Change ($)	Change (%)
Revenues
Franchise fee income	$440,300	$391,700	$48,600	12%
Placement fee income	363,500	154,000	209,500	136%
Royalties & advertising fees	187,700	114,300	73,400	64%
Other	3,400	17,500	(14,100)	(80)%

Total revenues	994,900	677,500	317,400	47%

Cost of revenues	293,400	145,800	147,600	101%

Gross profit	701,500	531,700	169,800	32%

Operating expenses:
Compensation expense	606,900	277,900	329,000	118%

Other general and administrative	81,600	75,100	6,500	9%
Professional fees	78,900	121,600	(42,700)	(35)%
Facilities	63,300	97,500	(34,200)	(35)%
Reimbursable expenses	33,600	21,100	12,500	59%
Bad debts	30,900	132,000	(101,100)	(77)%
Marketing & conferences	15,100	20,300	(5,200)	(26)%

Total operating expenses	910,300	745,500	164,800	22%

Operating income (loss)	(208,800)	(213,800)	5,000	(2)%

Interest expense	(51,300)	(29,000)	(22,300)	77%
Interest income	25,800	7,100	18,700	263%

Income (loss) from continuing operations before income taxes	(234,300)	(235,700)	1,400	16%

Income tax (provision) benefit	(0)	(75,500)	75,500	(100)%

Net loss	$(234,300)	$(311,200)	$76,900	(25)%

Percentages contained in this section have been calculated, where possible, using the information from our financial statements. As a result, these percentages may differ slightly from calculations obtained based upon rounded figures provided in this section and totals contained in this section may be affected by rounding.
Income
In 2008, franchise fee revenues increased $48,700 to $440,300, a 12% increase compared to the comparable period in 2007. The change is attributable to the increase in the average sales price per franchise. The average fee increased $4,500, from $23,000 to $27,500.

Placement fee income increased $209,500 to $363,500, a 136% increase from the prior period, mainly due to the addition of two Search Consultants in July and August, 2007. Combined, they billed $141,400 during the period ended March 31, 2008.
Royalties and advertising fee income increased $73,400 to $187,700, a 64% increase from prior period due to increase in number of franchises (an increase of twenty-three franchises from March 31, 2007 to March 31, 2008) and increase in total billings per franchise.
Other Income decreased by $14,100 to $3,400, an 80% decrease, due to less income earned from research services.
Cost of Revenues
•	Cost of revenues increased $147,600 to $293,400, a 101% increase due to an increase in franchise referrals and increase in commissions relating to placement fees.
Operating Expenses
•	Compensation expense increased $329,000 to $606,900, a 118% increase. Increase is due to the hiring of VP of Operations in January, 2007; hiring of Director of Franchise Development and Marketing in February, 2007; hiring of Controller in May, 2007; increase in compensation for Tom Johnston per employment agreement; shares issued to Tom Johnston at a total value of $32,500 in July, 2007; and $120,000 bonus accrued for Tom Johnston in December, 2007.

•	Other general and administrative expenses increased $6,500 to $81,600, a 9% increase, due to an increase in office expenses relating to new hires.

•	Professional fees decreased $42,700 to $78,900, a 35% decrease. Accounting fees decreased by $14,600 due to the hiring of a Controller in May 2007 and eliminating third party accounting fees associated with month end closings. Legal fees decreased by $22,000 due to the hiring of an in house legal counsel and decreasing third party legal fees.

•	Facilities expense decreased $34,200 to $63,300, a 35% decrease due to the Company signing a new office rental agreement, effective July, 2007 at about 50% the cost of prior office space.

•	Reimbursable expenses increased $12,500 to $33,600, a 59% increase due to increased travel and entertainment expenses.

•	Bad debt expense decreased by $101,100 to $30,900, a 77% decrease due to a smaller percentage of franchises considered uncollectible at March 31, 2008.

•	Marketing & meetings/conferences expenses decreased $5,200 to $15,100, a 26% decrease due to savings in conference expenses.
Interest Expense
Interest expense increased $22,300 to $51,300, a 77% increase due to a $143,300 increase in Convertible Notes balance as of March 31, 2008.
Interest Income
Total interest income earned on outstanding franchise fees notes receivables increased $18,700 to $25,800, a 263% increase, due to more aggressive payment plans that include charging monthly interest on unpaid principal balances for all franchises financed through the Company effective July, 2007.

Results of Operations For the Fiscal Year Ended June 30, 2007 Compared to the Fiscal Year Ended June 30, 2006

	Year Ended	Year Ended
	June 30, 2007	June 30, 2006	Change ($)	Change (%)
Revenues
Franchise fee income	$611,200	$339,000	$272,200	80%
Placement fee income	292,900	192,100	100,800	53%
Royalties & advertising fees	179,500	33,400	146,100	437%
Other	17,500	36,900	(19,400)	(53)%

Total revenues	1,101,100	601,400	499,700	83%

Cost of revenues	224,100	234,600	(10,500)	(4)%

Gross profit	877,000	366,800	510,200	139%

Operating expenses:

Compensation expense	372,100	250,600	121,500	48%
Other general and administrative	111,400	66,300	45,100	68%
Professional fees	171,300	132,800	38,500	29%
Facilities	128,300	59,800	68,500	115%
Reimbursable expenses	27,600	41,500	(13,900)	(33)%
Bad debts	167,100	22,000	145,100	660%
Marketing & conferences	20,400	14,600	5,800	40%

Total operating expenses	998,200	587,600	410,600	70%

Operating income (loss)	(121,200)	(220,800)	99,600	(45)%

Interest expense	(43,400)	(13,100)	(30,300)	230%
Interest income	7,100	—	7,100	—

Income (loss) from continuing operations before income taxes	(157,500)	(233,900)	76,400	(33)%

Income tax (provision) benefit	(75,600)	74,200	(149,800)	(202)%

Net loss	$(233,100)	$(159,700)	$(73,400)	46%

Income
In 2007, franchise fee revenues increased $272,200 to $611,200, an 80% increase compared to the comparable period in 2006. The change is attributable to increases in the average sales price per franchise and seven more franchises sold in 2007 versus 2006. The average fee increased $5,600, from $18,800 in 2006 to $24,400 in 2007.

Placement fee income from the Company owned recruiting office increased $100,800 to $292,900, a 53% increase from prior period due to twelve months activity in 2007 versus five months activity in 2006. The Company owned recruiting office began in February, 2006.
Royalties and advertising fee income increased $146,100 to $179,500, a 437% increase from prior period due to increase in number of franchises (an increase of twenty-five franchises from June 30, 2006 to June 30, 2007) and increase in total billings per franchise.
Other income decreased $19,400 to $17,500, a 53% decrease, due to less income earned from research services.
Cost of Revenues
•	Cost of revenues decreased $10,500 to $224,100, a 4% decrease from prior year.
Operating Expenses
•	Compensation expense increased $121,500 to $372,100, a 48% increase due to increase in compensation for Tom Johnston from $23,487 in 2006 to $125,979 in 2007.

•	Other general and administrative expenses increased $45,100 to $111,400, a 68% increase due to increased activity and less shared expenses with a franchise office versus prior period.

•	Professional fees increased $38,500 to $171,300, a 29% increase due to hiring on temporary accounting and financial services totaling $50,000 in 2007.

•	Facilities expense increased $68,500 to $128,300, a 115% increase due to less shared expenses with a franchise office versus prior period. In 2007, the Company was responsible for 88% of the shared office space cost versus 27% in 2006.

•	Reimbursable expenses decreased $13,900 to $27,600, a 33% decrease due to less entertainment expense in 2007.

•	Bad debt expense increased $145,100 to $167,100, a 660% increase due to increased number of franchises considered uncollectible at June 30, 2007.

•	Marketing & meetings/conferences expenses increased $5,800 to $20,400, a 40% increase due to increase in number of attendees and costs relating to annual fall conference in 2007.
Interest Expense
Interest expense increased $30,300 to $43,400, a 230% increase due to $273,450 of Convertible Notes issued during the year ended June 30, 2006 at a 10% interest rate.
Interest Income
Total interest income earned on outstanding franchise fees notes receivable increased from $0 to $7,100 in 2007. Interest expense charged for franchises financed through the Company became effective in 2007.
Critical Accounting Policies
Revenue Recognition
Franchise agreements have terms ranging from five to ten years. These agreements also include extension terms of five years, depending on contract terms and if certain conditions are met. The Company provides the use of the SearchPath trademarks, training, pre-opening assistance and operational assistance in exchange for franchise fees, royalty fees ranging from 3% to 7% of placement revenue, and advertising fees of .75% of placement revenue.

The Company recognizes revenues from the sale of franchises upon substantial performance by the Company of all material conditions relating to the initial fee. Royalty and advertising fees are recognized as revenue when the franchisee recognizes the placement. Placement fees are recognized when the placement is made by the Company.
Accounts Receivable
Accounts receivable are generally due within 30 days and are stated at amounts due from customers, net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts are past due, the Company’s previous loss history, the customer’s current ability to pay its obligations to the Company, and the condition of the general economy and industry as a whole. The Company writes off accounts receivable when they become uncollectible.
Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of deferred taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Notes Receivable
Notes receivable are stated at fair value, net of an allowance for uncollectible accounts. The fair value of the notes receivable is estimated by discounting future cash flows using the mid-term applicable federal rate at date of financials. The Company determines its allowance based on payment history, length of time outstanding and previous history with the franchisee. The Company writes off notes when they become uncollectible
Recent Accounting Pronouncements
In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (FIN48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes. FIN 48 describes a recognition threshold and measurement attribute for the recognition and measurement of tax positions taken or expected to be taken in a tax return and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Therefore, FIN 48 will be effective for us beginning July 1, 2007. The cumulative effect of adopting FIN 48 is required to be reported as an adjustment to the opening balance of retained earnings (or other appropriate components of equity) for that fiscal year, presented separately. Such adjustments have historically been minimal and immaterial to our financial results.
In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” which provides a definition of fair value, establishes a framework for measuring fair value and requires expanded disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years. The provisions of SFAS No. 157 will be applied prospectively and are not expected to have a material impact on our financial position, results of operations or cash flows.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 permits entities to choose to measure certain financial instruments and other items at fair value. Under SFAS No. 159, the decision to measure items at fair value is made at specified election dates on an irrevocable instrument-by-instrument basis. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. This standard is not expected to have a material impact on our financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141R (revised 2007), “Business Combinations,” replacing SFAS No. 141. SFAS No. 141R changes or clarifies the acquisition method of accounting for acquired contingencies, transaction costs, step acquisitions, restructuring costs and other major areas affecting how the acquirer recognizes and measures the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. In addition, this pronouncement amends previous interpretations of intangible asset accounting by requiring the capitalization of in-process research and development and proscribing impacts to current income tax expense (rather than a reduction to goodwill) for changes in deferred tax benefits related to a business combination. SFAS No. 141R will be applied prospectively for business combinations occurring after December 31, 2008.
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51.” SFAS No. 160 will standardize the accounting for and reporting of minority interests in the financial statements, which will be presented as noncontrolling interests and classified as a component of equity. In addition, statements of operations will report consolidated net income before an allocation to both the parent and the noncontrolling interest. This new presentation will have an impact on the basic financial statements as well as the disclosures to clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling interests. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. We have not yet determined the impact, if any, that the adoption of SFAS No. 160 will have on our results of operations or financial position.
In March 2008, FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an Amendment of FASB Statement No. 133” which requires expanded disclosures about derivative and hedging activities. SFAS No. 161 has the same scope as SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. It encourages, but does not require, comparative disclosures for earlier periods at initial adoption. We are currently assessing the potential impact of the standard on disclosures in our financial statements.
Off-Balance Sheet Arrangements
The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. The Company has no interests in or relationships with any special purpose entities or variable interest entities.
Contractual Obligations
The following table summarizes our contractual obligations and commercial commitments as of March 31, 2008:

	2009	2010	2011	2012	2013	Total

Debt obligations	$91,187	$32,976	$23,855	$11,226	$4,186	$163,430
Facilities leases	71,008	84,231	29,395	-0-	-0-	184,634
Operating leases	12,165	3,657	-0-	-0-	-0-	15,822

	$174,360	$120,864	$53,250	$11,226	$4,186	$363,886

Quantitative and Qualitative Disclosures About Market Risk
We do not hold or invest in derivative contracts.
We do not have holdings or positions in market risk-sensitive instruments and accordingly are not subject to any related material risk.

We are exposed to interest rate risks through our use of convertible promissory notes and other borrowings. A hypothetical fluctuation of 10% in market interest rates would not have a material impact on 2008 earnings.
Item 3. Description of Property.
We have one principle place of business, our corporate headquarters, located 1350 Euclid Avenue, Suite 325, Cleveland, Ohio 44115. This location is leased for a term of three (3) years beginning August 1, 2007 at a cost of $5,031 per month from August 2007 through July 2008; $6,360 per month August 2008 through July 2009; and $7,349 per month August 2009 through July 2010. We believe that this location is adequate for our current and immediately foreseeable operating needs.
Item 4. Security Ownership of Certain Beneficial Owners and Management.
The following table sets forth the beneficial ownership of the Company’s common stock as of June 13, 2008 by (i) each director of the Company, (ii) any executive officer who was the Chief Executive Officer at the end of the fiscal year ended June 30, 2007, (iii) all directors and executive officers as a group, and (iv) each person or group known by the Company to own beneficially more than five percent (5%) of its outstanding common stock. All information with respect to beneficial ownership has been furnished by the respective director or executive officer. As of June 13, 2008, 19,548,000 shares of the Company’s common stock were issued and outstanding, following a 10,000 for one stock-split that was effected by the Company on May 7, 2008.
To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting power and investment power with respect to all shares of common stock.

	AMOUNT AND NATURE OF
NAME AND ADDRESS	SHARES BENEFICIALLY	PERCENT OF
OF BENEFICIAL OWNER[1]	OWNED[2]	CLASS
Thomas K. Johnston [3]	16,384,000	83.8%
Amy E. Johnston [4]	0	0%
Elin B. Young[5]	0	0%
Michael W. Woods [6]	0	0%
All Directors and Executive Officers as a group [7]	16,384,000	83.8%
The Signature Fund[8]	993,127	5.1%

1	Unless otherwise indicated, the address for each listed stockholder is SearchPath International, Inc., 1350 Euclid Avenue, Suite 325, Cleveland, Ohio 44115.

2.	Unless specifically stated otherwise, all of the shares in this column represent shares of the Company’s common stock held directly by each of the beneficial owners.

3.	Mr. Johnston is a Director, and is also our Chief Executive Officer and President. Additionally, under Rule 405 of the Securities Act of 1933, as amended, Mr. Johnston is considered a founder and promoter because he founded Pathfinder and co-founded our Company.

4.	Ms. Johnston is a Director, and is also our Secretary and Treasurer. Additionally, under Rule 405 of the Securities Act of 1933, as amended, Ms. Johnston is considered a founder and promoter because she has been an owner of Pathfinder and, as the spouse of Mr. Johnston, indirectly co-founded our Company.

5.	Ms. Young is a Director and the General Counsel of the Company.

6.	Michael W. Woods is the Chief Financial Officer of the Company.

7.	This group includes Thomas K. Johnston, Amy E. Johnston, Elin B. Young and Michael W. Woods.

8.	The 993,127 shares of common stock are shares which The Signature Fund has a right to acquire within 60 days of June 13, 2008 through the conversion of shares under two convertible notes held by The Signature Fund. The Signature Fund has informed the Company that it has sole voting power, sole dispositive power and sole investment power with respect to, and beneficially owns, all 993,127 of such shares and, additionally, that, as sole managing partner of The Signature Fund, Douglas G. Furth indirectly has sole voting, sole dispositive and sole investment power with respect to such 993,127 shares.

Change of Control and Management
There are currently no arrangements that would result in a change of control of our Company.
Item 5. Directors and Executive Officers
Directors and Executive Officers
The Company’s directors are elected at each Annual Meeting of Stockholders or are otherwise appointed as permitted by Delaware law and the Company’s charter. Each of the executive officers of the Company was elected by the Board of Directors of the Company to serve in the capacities set forth below opposite his name, and, except as otherwise noted, serves until the next Annual Meeting of Stockholders. The directors serving on the Company’s Board and the Company’s executive officers are as forth in the table below:

Name	Age	Title

Thomas K. Johnston	48	Director, Chief Executive Officer and President
Michael W. Woods	40	Chief Financial Officer
Amy E. Johnston	40	Director, Vice President, Secretary and Treasurer
Elin B. Young	34	Director and General Counsel
Our board of directors is currently in the process of establishing the audit committee.
Thomas K. Johnston, 48, our founder, has been a director and our Chief Executive Officer and President since July 19, 2005. From 1997 through the present, Mr. Johnston has been a minority owner and Vice President of Pathfinder Search Partners in Cleveland, Ohio. Pathfinder is an executive recruiting firm focusing on the permanent placement of personnel services and is currently one of the Company’s franchisees. Before that time, from 1992 to 1997, Mr. Johnston was the Director of Interim Executive Staffing at Management Recruiters International, in Cleveland, Ohio, where he was a member of the management team that transitioned the company into a full-service human resource solutions organization. Tom earned his BA in Management Science at St. Bonaventure University.
Michael W. Woods, 40, has been our Chief Financial Officer since May 27, 2008. In addition to his position as our Chief Financial Officer, Mr. Woods currently serves as a financial reporting manager with a hedge fund administrator, which he has done since December 2007. Prior to this appointment, he was an SEC reporting consultant from July 2007 to November 2007, and was formerly the Chief Financial Officer and Controller of Newgen Technologies Inc. from June 2005 through June 2007. Before this time, from July 2002 to May 2005, Mr. Woods was an active owner in a mortgage company. Mr. Woods has industry experience in financial services, alternative fuels, as well as manufacturing. He has extensive experience in oversight of financial reporting and analysis and has a comprehensive understanding of corporate governance, compliance and regulation. He received a BSBA in Accounting from The Ohio State University.
Amy E. Johnston, 40, has been our Vice President, Secretary and Treasurer since July 19, 2005 and a director since April 28, 2008. Ms. Johnston is the wife of our founder, Thomas K. Johnston. From 2003 to the present, Ms. Johnston has been an owner and President of Pathfinder, where she managed the day-to-day operational aspects of an executive search firm. Prior to that time, from 2000 to 2003, she was an executive recruiter at Christian & Timbers in Beachwood, Ohio, where her industry focus included technology, semiconductors and professional services. While recruiting at Christian & Timbers, Ms. Johnston remained in the top ten percent of the associates within the organization. Amy earned a BS in Applied Statistics from Bowling Green State University, and an MBA from the University of Saint Francis, with a specialization in Management.
Elin B. Young, 34, has been the General Counsel for SearchPath since June 16, 2007 and has been a director since April 28, 2008. Prior to that, from September 1998 through March 2007, Ms. Young was an associate with Ulmer & Berne, LLP, a law firm in Cleveland where she focused on securities litigation and arbitration, and business litigation. Ms. Young received her B.S. in Economics from the Wharton School, University of Pennsylvania and a J.D. from the University of Michigan.
Item 6. Executive Compensation.
Our Company was incorporated in the State of Delaware on June 30, 2005. The table below sets forth all annual and long-term compensation paid by the Company for the fiscal years ended June 30, 2006, and 2007 for services in all capacities with respect to those persons who were (i) the Chief Executive Officer and (ii) the other executive officers of the Company at the end of the year, as well as the other individuals that were executive officers during the fiscal year ended June 30, 2007.
Summary Compensation Table

							Nonqualified
						Nonequity	deferred
						incentive plan	compensation	All other
Name and principal		Salary	Bonus	Stock awards	Option awards	compensation	earnings	compensation	Total
position	Fiscal Year	($)	($)	($)	($)	($)	($)	($)	($)

Thomas K. Johnston —	2006	23,487	—	—	—	—	—	15,845 (1)	39,332
Director, Chief Executive	2007	125,979	—	—	—	—	—	23,751 (1)	149,730
Officer and President

Amy E. Johnston —	2006	—	—	—	—	—	—	—	—
Director, Secretary and Treasurer(2)	2007	—	—	—	—	—	—	—	—

(1)	The amounts listed under all other compensation include payments made by the Company for 100% auto lease, life insurance and health benefits for Mr. Johnston

(2)	Ms. Johnston agreed to forego all compensation in the fiscal years ended June 30, 2006 and 2007.
We are a party to the following employment agreements with each of the following named executive officers:
•	Thomas K. Johnston. Mr. Johnston, our founder, serves as our President and Chief Executive Officer under an Executive Employment Agreement dated as of July 1, 2007, pursuant to which he is entitled to an annual base salary of $240,000, or such increased salary as the board of directors may determine. The term of this Agreement is for 5 years, renewable upon mutual written agreement. Prior to July 1, 2007, Mr. Johnston did not have a written employment agreement in place.

•	Amy E. Johnston. Ms. Johnston serves as our Vice President under an Executive Employment Agreement dated as of July 1, 2007, for a term of 3 years, renewable upon mutual written agreement. She is entitled to an annual base salary of $70,000, or such increased salary as the board of directors may determine.

•	Michael W. Woods. Mr. Woods serves as our Chief Financial Officer under an Executive Employment Agreement dated as of May 27, 2008, for a term of three years, which may be extended only upon mutual written agreement. Under the Agreement, Mr. Woods is entitled to compensation of $75.00 per hour, with twenty percent paid in cash and eighty percent to be deferred until December 2009. Additionally, the Company agreed to issue to Mr. Woods a warrant for 75,000 shares to be included in the next registration statement filed by the Company (Form S-1 or equivalent). These warrants have been granted, but not yet issued.

•	Elin B. Young. Ms. Young serves as our General Counsel. Until July 17, 2008, when she entered into a Consultant Agreement with us as of such date, she was employed as our General Counsel pursuant to a letter of employment dated June 18, 2007. Under such letter of employment Ms. Young was entitled to a part time salary of $1,625 per month, payable semi-monthly, with such amount to be adjusted if she worked in excess or less than 15% of her time for our Company. The Company also agreed to pay a portion of Ms. Young’s continuing education, bar association and attorney registration fees, as well as malpractice insurance dues. Additionally, Ms. Young was eligible to earn (i) an annual bonus of up to 20% of her salary, with 50% of such bonus based on the Company reaching its annual goal, and 50% based on personal achievement; (ii) a 5% bonus based on franchisee sales generated by her, and (iii) equity grants once the Company effected a public offering. Pursuant to the Consultant Agreement dated July 17, 2008, Ms. Young will be paid a monthly retainer of $1,625, which may be increased or decreased based on the number of hours worked. The term of this Consultant Agreement is indefinite, and may be terminated by Ms. Young or the Company upon thirty days written notice. Under the Consultant Agreement, the Company also agreed to pay a portion of Ms. Young’s continuing education, bar association and attorney registration fees, as well as malpractice insurance dues. Additionally, Ms. Young is eligible to receive (x) a 5% bonus upon a new franchise sale; and (y) equity grants once the Company effects a public offering (with vesting of such grants to occur in five years). Under the Consultant Agreement, Ms. Young is not entitled to participate in our employee benefit plans or arrangements.
Pursuant to each of these agreements, each of the above named executive officers, with the exception of Ms. Young, is eligible to participate in our employee benefit plans. Additionally, in the event of termination of the named executive officer, with the exception of Ms. Young, other than for cause, the Company will continue to pay to such person his or her Salary for a period of three months from the effective date of termination.

Outstanding Equity Awards at Fiscal Year End
During the fiscal year ended June 30, 2007, the Company did not have an equity award or incentive plan in place, and no fees were paid to the directors of the Company.
Item 7. Certain Relationships and Related Transactions.
In September 2005, we entered into a Consulting Agreement with Douglas G. Furth. Mr. Furth is the sole managing partner of one of our beneficial stockholders, The Signature Fund. Under that Agreement, Mr. Furth was engaged to assist the Company with investor relations services. In consideration for the services, Mr. Furth received 15% of the then outstanding shares of the Company’s common stock. Post stock split, this amounts to 2,478,000 shares. Mr. Furth is also eligible to receive discretionary bonuses from the Company.
In September 2005, Amy Johnston, Vice President, Director of SPI and wife of CEO Tom Johnston, purchased the first franchise in the system, SearchPath of Cleveland Uptown for $10,000. Under Rule 405 of the Securities Act of 1933, as amended, Ms. Johnston is also considered a founder and promoter because she has been an owner of Pathfinder and, as the spouse of Mr. Johnston, indirectly co-founded our Company. SearchPath of Cleveland Uptown pays a royalty rate of 3% and advertising fee rate of .75% to the Company. Total royalties and advertising fees totaled $6,327 and $12,592 for the years ended June 30, 2007 and 2006. In addition the related parties share various expenses including rent, utilities, payroll, and insurance which totaled $193,486 and 219,817 for the years ended June 30, 2007 and 2006. The shared expenses are paid by SearchPath of Cleveland Uptown and the amount due to the franchise for the Company’s portion of the shared expenses is reported as a related party payable on the Company’s balance sheet. The Company pays back the payable as needed to fund the cash flows needs of the franchise. A total balance of $35,543 is due to SearchPath of Cleveland Uptown as of June 30, 2007.
The royalty rates paid by our franchisees range from the lowest rate of 3%, the amount paid by Cleveland Uptown, to as high as 7%, and anywhere in between. The next lowest royalty rate paid by an unaffiliated franchisee is 4.25%. The low royalty rate granted to Cleveland Uptown reflects the fact that this was the first and best established franchise, and also that Ms. Johnston is an owner. The advertising fee rate of .75% is the same rate paid by all of the Company’s franchisees.
Our General Counsel and director, Elin Young, is retained by us as an independent contractor and has received a consulting fee of $1,625 a month since June 2007.
On May 27, 2008 we executed an agreement with Michael W. Woods to provide accounting services and function in the capacity of chief financial officer. Our arrangement is on a rate per hour basis with twenty percent paid out in cash and eighty percent being deferred until December 2008. Additionally, a warrant for 75,000 shares to be included in the next registration statement (Form S-1 or equivalent) with an exercise price of $0.01 was granted as part of Mr. Woods’ remuneration.
CORPORATE GOVERNANCE
As of the date of this Prospectus, none of our directors is independent. In making that determination we used the definitions of independence used by NASDAQ, even though such definitions do not currently apply to us because we are not listed on NASDAQ. Because we are still in the developing stages, we have not yet had the opportunity to nominate our independent directors. Additionally, the current Board of Directors has not formally established a Nominating, Compensation or Audit Committee or any committee performing similar functions. However, once the Company moves forward with its development strategy, it will begin the process of establishing these committees in compliance with the applicable committee independence requirements.
Item 8. Legal Proceedings.
We are not a party to any pending legal proceeding and are not aware of any contemplated legal proceeding by a governmental authority or any other person or entity involving our Company.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.
Market Price
There is no trading market for our common stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if a market does develop, that it will continue.
We intend to have our common stock quoted on the OTC Bulletin Board, assuming that we meet the eligibility requirement that we are then current in our filings with the Securities Exchange Commission (the “Commission”). There is no assurance that our common stock will become quoted on the OTC Bulletin Board.
As of June 13, 2008, 75,000 shares of our common stock are subject to a warrant granted (but not yet issued) to Mr. Woods under his employment agreement. The Company has agreed to include these shares on the next Registration Statement (Form S-1) filed by it. As of such date, assuming that all $591,744 worth of the convertible notes privately placed by the Company between June 2005 and June 2008 convert at a price of $0.25 per share, 2,366,976 shares of our common stock are subject to conversion. Additionally, assuming the same conversion price of $0.25 per share, as of June 13, 2008, 1,073,800 shares of our common stock could be sold pursuant to Rule 144 of the Securities Act of 1933, as amended.
Holders
As of June 13, 2008, there were 9 current holders of our 19,548,000 outstanding shares of Common Stock. We sold these shares in reliance upon the exemption from registration contained in Regulation D of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”).
Dividends
While the payment of dividends rests within the discretion of the Board of Directors, it is not anticipated that cash dividends will be paid in the foreseeable future, as the Company intends to retain earnings, if any, for use in the development of its business. The payment of dividends is contingent upon the Company’s future earnings, if any, the Company’s financial condition and its capital requirements, general business conditions and other factors.
Equity Compensation Plan Information
The Company’s Board of Directors intends to adopt a 2008 Equity Incentive Plan in the near future and plans on reserving 20,000,000 shares of common stock for issuance of restricted stock or upon exercise of options thereunder. The plan will be administered by the Compensation Committee of the Board of Directors.
Item 10. Recent Sales of Unregistered Securities.
The following sets forth information relating to all previous sales of our common stock, which sales were not registered under the Securities Act.
          From June 2005 through June 10, 2008, the Company privately placed an aggregate of $591,744 in convertible notes. These notes were offered and sold to accredited investors and are convertible at a price of between $0.125 and $0.75 per share into the Company’s Common Stock at the earlier of: (i) at the holders election on the initial maturity date (one year from issuance) of each such note, or (ii) upon the thirtieth day following the onset public trading of the Company’s common stock. The date of sale and amount sold of such notes were follows:

Date	Amount Sold
10/30/05	$25,000
11/15/2005	$15,000
12/5/2005	$183,450
1/1/2006	$20,000

Date	Amount Sold
2/10/06	$25,000
10/10/07	$50,000
10/26/07	$5,000
10/29/07	$5,000
10/31/07	$77,000
11/5/07	$5,000
11/6/07	$1,294
11/14/07	$5,000
4/23/08	$25,000
4/24/08	$110,000
5/6/08	$40,000
Additionally, as part of Mr. Woods employment agreement, the Company granted to him a warrant for 75,000 shares to be included in the next registration statement filed by the Company. Similarly, in July 2007, the Company issued to Thomas K. Johnston 650 shares of its common stock (6,500,000 shares post stock split) in exchange for services rendered. On April 29, 2008, the Company issued a total of 57 shares of its common stock (570,000 shares post stock split) to its outside counsel, Margulies & Levinson LLP, for services rendered.
These securities were not sold through an underwriter and there were no underwriting discounts or commissions involved. The offer and sale of the notes was conducted pursuant to Rule 506 of Regulation D of the Securities Act on the basis that the private placement did not involve a public offering.
Other than the securities mentioned above, we have not issued or sold any securities.
Item 11. Description of Securities.
Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.01 per share, of which there are 19,548,000 issued and outstanding following our stock split, effective May 7, 2008. The following statements relating to the capital stock set forth the material terms of our securities; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Certificate of Incorporation and the By-laws, copies of which are filed as exhibits to this Form 10.
Common Stock
Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore. In the event of a liquidation, dissolution or winding up of our Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.
Holders of common stock have no preemptive rights to purchase our common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.
Dividends
Dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of our Board of Directors. We presently intend to retain all earnings, if any, for use in our business operations and accordingly, the Board of Directors does not anticipate declaring any dividends in the near future. The Board’s decision will be dependent upon the Company’s financial condition, results of operations and other factors the Board deems relevant.
Anti-Takeover Provisions
We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law (the “DGCL”). In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. For purposes of Section 203, a “business combination” is defined broadly to include a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and, subject to certain exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock.
Transfer Agent
As of the date of this filing, we have not engaged a stock transfer agent.
Item 12. Indemnification of Directors and Officers.
We have agreed to indemnify our directors and officers to the fullest extent permitted by the DGCL. Delaware law permits a corporation to indemnify any person who is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by the corporation or in its right) by reason of the fact that the person is or was an officer or director or is or was serving by our request as an officer or director. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding, provided that he or she acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. We may indemnify our officers and directors in an action by the Company or in its right under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the Company. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the Company must indemnify him/her against the expenses which he or she actually and reasonably incurred. The foregoing indemnification provisions are not exclusive of any other rights to which an officer or director may be entitled under our bylaws, by agreement, vote, or otherwise.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the above statutory provisions or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
Item 13. Financial Statements and Supplementary Data.
Please see the Financial Statements beginning on page 29.

Item 14. Changes in Disagreements with Accountants.
We have not changed accountants in the two most recent fiscal years and there are no disagreements with the findings of our accountants.
Item 15. Financial Statements and Exhibits.
EXHIBIT
Index to Exhibits

Number	Description

3.1	Certificate of Incorporation of SearchPath International, Inc.*

3.1.1	Amendment to Certificate of Incorporation*

3.2	Bylaws of SearchPath International, Inc.*

4.1	Form of Specimen Stock Certificate for the common stock*

4.2	Form of One-Year Convertible Note*

4.3	Form of Subscription Agreement related to the One-Year Convertible Note*

10.1	Executive Employment Agreement for Thomas Johnston, dated as of July 1, 2007*

10.2	Executive Employment Agreement for Amy Johnston, dated as of July 1, 2007*

10.3	Executive Employment Agreement for Michael Woods, dated as of May 27, 2008*

10.4	Consulting Agreement between SearchPath International, Inc. and Douglas G. Furth, dated as of July 1, 2007*

10.5	Form of SearchPath International Franchise Agreement*

10.6	Letter of employment for Elin Young, dated as of June 18, 2007*

10.7	Consultant Agreement for Elin Young, dated as of July 17, 2008*

* Previously filed.

Index to Financial Statements
The following financial statements are filed as part of this Form 10:

Balance Sheets as of March 31, 2008 (Unaudited) and June 30, 2007 (Audited)	F-1 to F-2

Statements of Operations and Accumulated Deficit for the Nine Months Ended March 31, 2008 and 2007 (Unaudited)	F-3

Statements of Cash Flows for the Nine Months Ended March 31, 2008 and 2007 (Unaudited)	F-4 to F-5

Notes to Financial Statements as of March 31, 2008 (Unaudited)	F-6 to F-15

Independent Auditors’ Report	F-16

Balance Sheets as of June 30, 2007 and 2006	F-17 to F-18

Statements of Operations and Accumulated Deficits for the Fiscal Years Ended June 30, 2007 and 2006	F-19

Statements of Cash Flows for the Fiscal Years Ended June 30, 2007 and 2006	F-20 to F-21

Notes to the Financial Statements	F-22 to F-26

SEARCHPATH INTERNATIONAL, INC.
BALANCE SHEETS
ASSETS

	MARCH 31, 2008	JUNE 30, 2007
	(UNAUDITED)	(AUDITED)
CURRENT ASSETS
Cash	$11,480	$8,007
Accounts receivable	19,000	30,813
Other receivables	—	3,743
Notes receivable — net	369,687	197,132
Prepaid expenses	32,887	7,220

	433,054	246,915

PROPERTY AND EQUIPMENT — AT COST
Furniture and equipment	17,887	14,597
Less: Accumulated depreciation	(7,008)	(4,709)

	10,879	9,888

OTHER ASSETS
Intangibles — net	7,637	10,409
Notes receivable — net	230,406	176,751
Deposits	5,231	—

	243,274	187,160

	$687,207	$443,963

SEARCHPATH INTERNATIONAL, INC.
BALANCE SHEETS
LIABILITIES

		MARCH 31, 2008	JUNE 30, 2007
		(Unaudited)	(Audited)
CURRENT LIABILITIES
Current portion of long-term debt		$91,187	$24,188
Accounts payable		105,176	140,084
Accrued expenses		486,620	193,627
Convertible debt		416,744	268,450
Due to shareholder		—	18,500
Due to related party		45,987	35,543

		1,145,714	680,392

LONG-TERM LIABILITIES
Deferred income taxes		1,400	1,400
Long-term debt		72,243	104,973

		1,219,357	786,765

SHAREHOLDERS’ DEFICIT

COMMON STOCK
$0.01 par value
Authorized	— 100,000,000 shares and 3,000 shares, respectively
Issued and outstanding	— 18,978,000 shares and 1,000 shares, respectively	189,780	10

ADDITIONAL PAID-IN CAPITAL		-0-	49,990

ACCUMULATED DEFICIT		(721,930)	(392,802)

		(532,150)	(342,802)

		$687,207	$443,963

The accompanying notes are an integral part of these financial statements.

SEARCHPATH INTERNATIONAL, INC.
STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
NINE MONTHS ENDED MARCH 31, 2008 AND 2007
(UNAUDITED)

	2008		2007
		PERCENTAGE OF		PERCENTAGE OF
		NET REVENUES		NET REVENUES
REVENUES — NET
Franchise fees	$440,312	44.3%	$391,645	57.8%
Other	554,663	55.7	285,847	42.2

	994,975	100.0	677,492	100.0

COST OF REVENUES	293,407	29.5	145,837	21.5

GROSS PROFIT	701,568	70.5	531,655	78.5

OPERATING EXPENSES	910,307	91.5	745,489	110.0

LOSS FROM OPERATIONS	(208,739)	(21.0)	(213,834)	(31.5)

OTHER INCOME (EXPENSE)
Interest expense	(51,274)	(5.2)	(29,042)	(4.3)
Interest income	25,775	2.6	7,142	1.1

	(25,499)	(2.6)	(21,900)	(3.2)

NET LOSS BEFORE
PROVISION FOR INCOME TAXES	(234,238)	(23.6)	(235,734)	(34.8)

PROVISION FOR INCOME TAXES	—	—	(75,500)	(11.1)

NET LOSS	(234,238)	(23.6)%	(311,234)	(45.9)%

RETROACTIVE EFFECT OF STOCK SPLIT	(94,890)
ACCUMULATED DEFICIT BEGINNING OF PERIOD	(392,802)		(159,715)

ACCUMULATED DEFICIT END OF PERIOD	$(721,930)		$(470,949)

The accompanying notes are an integral part of these financial statements.

SEARCHPATH INTERNATIONAL, INC.
STATEMENTS OF CASH FLOWS
NINE MONTHS ENDED MARCH 31, 2008 AND 2007
(UNAUDITED)

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(234,238)	$(311,234)
Adjustments to reconcile net loss to net cash used in operating activities
Add back (deduct): Items not affecting cash
Depreciation and amortization	6,806	6,546
Bad debts	30,900	132,020
Deferred revenue	—	120,700
Deferred income taxes	—	75,500
Issuance of notes receivable	(287,015)	(357,898)
Issuance of stock	44,890	—
Cash provided by (used in) changes in the following items:
Decrease in accounts receivable	11,813	28,701
Decrease in other receivables	3,743	—
Increase in prepaid expenses	(25,667)	—
Increase in deposits	(5,231)	—
Increase (decrease) in accounts payable	(6,450)	38,589
Increase in accrued expenses	321,993	154,861

Net cash used in operating activities	(138,456)	(112,215)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(3,290)	—
Acquisition of intangibles	(1,735)	—
Collection of notes receivable	29,905	36,271

Net cash provided by investing activities	24,880	36,271

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in due to related party	10,444	50,342
Proceeds from convertible debt	148,294	—
Proceeds from long-term debt	—	76,268
Repayments of long-term debt	(23,189)	(5,399)
Decrease in due to shareholder	(18,500)	—

Net cash provided by financing activities	117,049	121,211

NET INCREASE IN CASH	3,473	45,267

CASH — BEGINNING OF PERIOD	8,007	(2,899)

CASH — END OF PERIOD	$11,480	$42,368

The accompanying notes are an integral part of these financial statements.

	2008	2007

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

CASH PAID DURING THE YEAR FOR:

INTEREST	$13,740	$—

NON-CASH FINANCING ACTIVITIES:
During 2007, the Company set up payment plans with two vendors for balances owed. The balance for these notes payable at June 30, 2007 was $68,574.
During the nine months ended March 31, 2008, the Company set up payment plans with two vendors for balances owed. The balance for these notes payable at March 31, 2008 was $53,125.
During the nine months ended March 31, 2008, a note payable due to a franchisee was reduced by the royalty payments the franchisee would have owed the Company during the period. The balance of this note payable at March 31, 2008 was $47,448.
During the nine months ended March 31, 2008, the Company issued 650 (6,500,000 after the May 7, 2008 stock split) shares of Common Stock to the founder at $50.00 per share ($0.005 per share after the May 7, 2008 stock split) for a total of $32,500. In addition, the Company issued a total of 247.80 (2,478,000 after the May 7, 2008 stock split) shares of Common Stock to an individual in exchange for services rendered, at $50.00 per share ($0.005 per share after the May 7, 2008 stock split) for a total of $12,390.
The accompanying notes are an integral part of these financial statements.

SEARCHPATH INTERNATIONAL, INC.
NOTES TO THE FINANCIAL STATEMENTS
(Unaudited)
1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

SearchPath International, Inc. (the Company) is a franchisor of search and recruitment franchises. The franchisor and franchises’ primary focus is full time permanent placement of managerial, sales, professional and executive level positions in all industries and locations. During the nine months ended March 31, 2008 and 2007, 16 franchises and 17 franchises were sold by the Company, respectively.

Basis of Presentation

Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, although we believe that the disclosures are adequate to make the information presented not misleading. These financial statements should be read in conjunction with the annual financial statements included in this Form 10.

Interim Financial Statements

The interim consolidated financial statements are unaudited. In the opinion of management, all adjustments have been made, consisting of normal recurring items, that are necessary to present fairly the Company’s financial position as of March 31, 2008 and 2007 and the results of its operations and cash flows for the nine month periods ended March 31, 2008 and 2007 in accordance with accounting principles generally accepted in the United States of America. The results of operations for any interim period are not necessarily indicative of the results for the entire year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentrations of Credit Risks

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and trade accounts receivable. The Company invests its cash balances through high-credit quality financial institutions. From time to time, the Company maintains bank account levels in excess of FDIC insurance limits. If the financial institution’s in which the Company has its accounts has financial difficulties, the Company’s cash balances could be at risk.

Accounts receivable from significant customers representing 10% or more of the net accounts receivable balance consists of the following:

	March 31,	June 30,	June 30,
	2008	2007	2006

% of accounts Receivable	—%	—%	45%
# of customers	N/A	N/A	4
No customer represented more than 10% of sales.

The loss or cancellation of business from, or significant changes in scheduled payments from the above customers or a change in their financial position would not materially or adversely affect the Company’s financial position, results of operations and cash flows.

Revenue Recognition

Franchise agreements have terms ranging from five to ten years. These agreements also include extension terms of five years, depending on contract terms and if certain conditions are met. The Company provides the use of the SearchPath trademarks, training, pre-opening assistance and operational assistance in exchange for franchise fees, royalty fees ranging from 3% to 7% of placement revenue, and advertising fees of .75% of placement revenue.

The Company recognizes revenues from the sale of franchises upon substantial performance by the Company of all material conditions relating to the initial fee. Royalty and advertising fees are recognized as revenue when the franchisee recognizes the placement. Placement fees are recognized when the placement is made by the Company.

Net Loss per Share

Basic loss per share is calculated by dividing net loss by the Company’s weighted average common shares outstanding during the period. Diluted net loss per share reflects the potential dilution to basic earnings per share that could occur upon conversion or exercise of securities, options or other such items to common shares using the treasury stock method, based upon the company’s weighted average fair value of the shares of common stock during the period. For each period presented, basic and diluted loss per share amounts are identical as the effect of potential shares of common stock is antidilutive. As of March 31, 2008, the weighted average loss per share was $123.41.

Cash and Cash Equivalents

The Company considers all highly liquid investments with insignificant interest rate risk and original maturities of three months or less from the date of purchase to be cash equivalents. The carrying amounts of cash and cash equivalents approximate their fair values. The Company maintains cash and cash equivalents balances at certain financial institutions in excess of amounts insured by federal agencies. Management does not believe that as a result of this concentration, it is subject to any unusual financial risk beyond the normal risk associated with commercial banking relationships.

Accounts Receivable

Accounts receivable are generally due within 30 days and are stated at amounts due from customers, net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts are past due, the Company’s previous loss history, the customer’s current ability to pay its obligations to the Company, and the condition of the general economy and industry as a whole. The Company writes off accounts receivable when they become uncollectible. At March 31, 2008 all accounts receivable were considered collectible and no allowance was necessary.

Notes Receivable

Notes receivable are stated at fair value, net of an allowance for uncollectible accounts. The fair value of the notes receivable is estimated by discounting future cash flows using the mid-term applicable federal rate at March 31, 2008 and June 30, 2007, respectively, unless the note includes a reasonably stated rate in the terms. The Company determines its allowance based on payment history, length of time outstanding and previous history with the franchisee. The Company writes off notes when they become uncollectible. At March 31, 2008, the allowance for uncollectible notes receivable totaled $162,920.

Property and Equipment

Depreciation of property and equipment is provided by use of the straight-line method over the following estimated useful lives of the assets:

Furniture and equipment	5 — 10 years
Advertising

Advertising and promotional costs are expensed as incurred. During the periods ended March 31, 2008 and March 31, 2007, advertising expenses totaled $500 and $2,440, respectively.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of deferred taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (FIN48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes. FIN 48 describes a recognition threshold and measurement attribute for the recognition and measurement of tax positions taken or expected to be taken in a tax return and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Therefore, FIN 48 will be effective for us beginning July 1, 2007. The cumulative effect of adopting FIN 48 is required to be reported as an adjustment to the opening balance of retained earnings (or other appropriate components of equity) for that fiscal year, presented separately.
In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” which provides a definition of fair value, establishes a framework for measuring fair value and requires expanded disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years. The provisions of SFAS No. 157 will be applied prospectively and are not expected to have a material impact on our combined financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 permits entities to choose to measure certain financial instruments and other items at fair value. Under SFAS No. 159, the decision to measure items at fair value is made at specified election dates on an irrevocable instrument-by-instrument basis. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. This standard is not expected to have a material impact on our combined financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141R (revised 2007), “Business Combinations,” replacing SFAS No. 141. SFAS No. 141R changes or clarifies the acquisition method of accounting for acquired contingencies, transaction costs, step acquisitions, restructuring costs and other major areas affecting how the acquirer recognizes and measures the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. In addition, this pronouncement amends previous interpretations of intangible asset accounting by requiring the capitalization of in-process research and development and proscribing impacts to current income tax expense (rather than a reduction to goodwill) for changes in deferred tax benefits related to a business combination. SFAS No. 141R will be applied prospectively for business combinations occurring after December 31, 2008.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51.” SFAS No. 160 will standardize the accounting for and reporting of minority interests in the financial statements, which will be presented as noncontrolling interests and classified as a component of equity. In addition, statements of operations will report consolidated net income before an allocation to both the parent and the noncontrolling interest. This new presentation will have an impact on the basic financial statements as well as the disclosures to clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling interests. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. We have not yet determined the impact, if any, that the adoption of SFAS No. 160 will have on our results of operations or financial position.

In March 2008, FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an Amendment of FASB Statement No. 133” which requires expanded disclosures about derivative and hedging activities. SFAS No. 161 has the same scope as SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. It encourages, but does not require, comparative disclosures for earlier periods at initial adoption. We are currently assessing the potential impact of the standard on disclosures in our financial statements.

2.	NOTES RECEIVABLE

Notes receivable consist of the following at March 31, 2008:

2008

Notes due from franchisees, bearing interest with rates ranging between 5.00% — 19.75%, with maturity dates through March 31, 2011, secured by all business assets of the franchisees	$288,705

Various notes due from franchisees, with imputed interest at 2.97% at March 31, 2008, and various maturity dates through June 9, 2017, secured by all business assets of the franchisees	474,308

763,013

Less: Allowance for potentially uncollectible principal and interest	(162,920)
Less: Current portion	(369,687)

$230,406

Future principal payments on the notes receivable are as follows:

PERIOD ENDING
MARCH 31,

2009	$369,687
2010	179,979
2011	106,940
2012	22,644
2013	20,910
Thereafter	62,853

$763,013

3.	INTANGIBLE ASSETS

Intangible assets consisted of the following at March 31, 2008:

		Accumulated	Net Book
	Cost	Amortization	Value
Software	$18,028	$10,391	$7,637

Amortization of software is provided by use of the straight-line method over 3 years. Amortization expense totaled $4,507 and $4,074 for the nine months ended March 31, 2008 and March 31, 2007, respectively.
Future amortization expense is as follows:

PERIOD ENDING
MARCH 31,

2009	$6,009
2010	1,628

$7,637

4.	RELATED PARTY TRANSACTIONS

At March 31, 2008, due to related party represents amounts payable to a related party (a franchisee) for various shared expenses, including rent, utilities, payroll, and insurance. Shared expenses totaled $3,546 for the period ended March 31, 2008.

5.	CONVERTIBLE DEBT

During fiscal 2006, the Company issued $273,450 of convertible debt. The debt can be converted into 1,233,800 shares of common stock on the earliest of the 30th day of the onset of public trading or the initial maturity date of the note, which was October 30, 2006 for the first note issued. In the event the Company does not redeem the note in its entirety as of 540 days subsequent to the date of the note, April 30, 2007 for the first note issued, and the Company has not achieved public trading status, the holders shall have put rights to the Company for the unredeemed portion of the outstanding notes, plus any accrued and unpaid interest. As of the date of the financial statements the holders have not exercised their put rights on the outstanding notes. The debt accrues interest at an annual rate of 10%, which increased for a portion of the notes to 18% in March 2007. At March 31, 2008 accrued interest on the convertible debt totaled $93,483. The accrued interest is recorded as an accrued expense on the accompanying balance sheet. During fiscal 2007, the Company repaid $5,000 of the convertible debt. During the nine months ended March 31, 2008, the Company raised $148,294 of additional convertible debt for a total balance of $416,744 at March 31, 2008.

6.	LONG-TERM DEBT

Long-term debt consisted of the following:

March 31,
2008

Note payable in monthly installments of $500 through March 2008, $2,000 through November 2008 and a final balloon payment in December, including interest at 7.50%	$22,291

Note payable in monthly installments of $500 through November 2008 and $1,000 through June 2012 and a final balloon payment in July, including interest at 7.50%	40,566

Note payable in progressing monthly installments ranging from $600 to $3,000 through November 2008 and a final balloon payment in December, including interest at 9.25%	24,125

Note payable in monthly installments of $2,000 through June 2009 with an additional payment in July, including interest at 6.99%	29,000

Non-interest bearing loan payable to franchisee, the royalty and advertising fees the Company earns will offset the principle balance owed to the franchisee	47,448

163,430
Less: Current portion	(91,187)

$72,243

Future maturities of long-term debt are as follows:

PERIOD ENDING
MARCH 31,
2009	$91,187
2010	32,976
2011	23,855
2012	11,226
2013	4,186

$163,430

7.	COMMITMENTS

Leases

The Company leases equipment under operating lease agreements. Total lease expense for the periods ended March 31, 2008 and March 31, 2007 amounted to $9,124 and $9,124, respectively.

Future annual minimum payments under the agreements having remaining terms in excess of one year are as follows:

PERIOD ENDING
MARCH 31,

2009	$12,165
2010	3,657

$15,822

The Company leases its office under an operating lease which expires in July 2010. Rent expense for the nine month period amounted to $52,969. Minimum annual rentals under the remaining lease term are as follows:

PERIOD ENDING
MARCH 31,

2009	$71,008
2010	84,231
2011	29,395

$184,634

8.	INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company’s deferred tax liabilities are as follows:

March 31,
2008
Deferred tax assets:
Accrual to cash conversion	$63,900
NOL carryforwards	200,000

Total deferred tax assets	263,900
Valuation allowance	(263,900)

Net deferred tax assets	$—

Deferred tax liability — accumulated depreciation	$1,400

A valuation allowance of $263,900 at March 31, 2008 has been recognized to offset the net deferred tax assets due to the uncertainty of realizing the benefits of the loss carryovers.

The Company’s deferred tax liability is a result of a temporary difference between book and tax depreciation.

The components of the provision for income taxes are as follows:

	March 31,	March 31,
	2008	2007

Current:
Federal income taxes	$—	$—
State and local taxes	—	—
Deferred Federal income taxes	—	(75,500)

Total provision	$—	$(75,500)

At March 31, 2008 and March 31, 2007, the Company had available for tax purposes net operating loss carryovers of $448,319 and $405,091, respectively, which begin to expire in 2025.
The following reconciles the tax provision with the expected provision obtained by applying statutory rates to pre-tax income:

	March 31,	March 31,
	2008	2007
Expected tax benefit	$79,600	$80,000
Non-deductible expenses	(5,500)	(3,600)
Change in accrual to cash conversion	33,700	36,400
Change in valuation allowance	(107,800)	(188,300)

Net provision	$—	$(75,500)

9.	SUBSEQUENT EVENTS

On April 29, 2008 (pre stock split), the Company issued a total of 57 restricted shares of Common Stock to Margulies & Levinson LLP, the Company’s outside counsel, per the engagement letter between the parties, in exchange for services rendered, at $500 per share for a total of $28,500.

On May 5, 2008 the board of directors approved the increase of authorized shares from 3,000 shares to 100,000,000 shares and a 10,000 for 1 stock split. The par value was unchanged, resulting in a $94,890 charge against accumulated deficit. Changes in the capital structure have been reflected retroactively on the March 31, 2008 balance sheet.

On April 24, 2008 and May 5, 2008, the Company entered into seven separate short-term promissory notes with third party individuals totaling $135,000 and $40,000, respectively at an interest rate of 10% for working capital purposes. Principal and interest are due April 24, 2009 and May 5, 2009 accordingly. As of June 11, 2008 these notes had accrued interest of $2,109. The promissory note holders may convert, on the earliest of the 30th day of the onset of public trading or the initial maturity date of the notes, the principal amount outstanding into shares of Common Stock, at a conversion price per share equal to the lesser of (i) ranges from $.50-.$75, or (ii) fifty percent (50%) of the lowest closing bid price for the Company’s Common Stock.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS OF
SEARCHPATH INTERNATIONAL, INC.
We have audited the accompanying balance sheets of SearchPath International, Inc. as of June 30, 2007 and 2006, and the related statements of operations and accumulated deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. According, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SearchPath International, Inc. as of June 30, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
SKODA MINOTTI
December 20, 2007
Mayfield Village, Ohio

SEARCHPATH INTERNATIONAL, INC.
BALANCE SHEETS
JUNE 30, 2007 AND 2006
ASSETS

	2007	2006
CURRENT ASSETS
Cash	$8,007	$—
Accounts receivable	30,813	90,850
Other receivables	3,743	2,200
Notes receivable — net	197,132	20,785
Prepaid expenses	7,220	—

	246,915	113,835

PROPERTY AND EQUIPMENT — AT COST
Furniture and equipment	14,597	14,597
Less: Accumulated depreciation	(4,709)	(1,413)

	9,888	13,184

OTHER ASSETS
Intangibles — net	10,409	15,840
Notes receivable — net	176,751	153,295
Deferred income taxes	—	74,200

	187,160	243,335

	$443,963	$370,354

The accompanying notes are an integral part of these financial statements.

SEARCHPATH INTERNATIONAL, INC.
BALANCE SHEETS
JUNE 30, 2007 AND 2006
LIABILITIES

	2007	2006
CURRENT LIABILITIES
Current portion of long-term debt	$24,188	$—
Accounts payable	140,084	112,852
Accrued expenses	193,627	49,877
Deferred revenue	—	40,000
Convertible debt	268,450	273,450
Due to shareholder	18,500	—
Due to related party	35,543	3,890

	680,392	480,069

LONG-TERM LIABILITIES
Deferred income taxes	1,400	—
Long-term debt	104,973	—

	786,765	480,069

SHAREHOLDER’S DEFICIT

COMMON STOCK
$0.01 par value
Authorized — 3,000 shares
Issued and outstanding — 1,000 shares	10	10

ADDITIONAL PAID-IN CAPITAL	49,990	49,990

ACCUMULATED DEFICIT	(392,802)	(159,715)

	(342,802)	(109,715)

	$443,963	$370,354

The accompanying notes are an integral part of these financial statements.

SEARCHPATH INTERNATIONAL, INC.
STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
YEARS ENDED JUNE 30, 2007 AND 2006

	2007		2006
		PERCENTAGE OF		PERCENTAGE OF
		NET REVENUES		NET REVENUES

REVENUES — NET
Franchise fees	$611,196	55.5%	$338,966	56.4%
Other	489,899	44.5	262,427	43.6

	1,101,095	100.0	601,393	100.0

COST OF REVENUES	224,101	20.4	234,613	39.0

GROSS PROFIT	876,994	79.6	366,780	61.0

OPERATING EXPENSES	998,243	90.7	587,552	97.7

LOSS FROM OPERATIONS	(121,249)	(11.0)	(220,772)	(36.7)

OTHER INCOME (EXPENSE)
Interest expense	(43,380)	(3.9)	(13,143)	(2.2)
Interest income	7,142	.6	—	—

	(36,238)	(3.3)	(13,143)	(2.2)

NET LOSS BEFORE BENEFIT FROM (PROVISION FOR) INCOME TAXES	(157,487)	(14.3)	(233,915)	(38.9)

BENEFIT FROM (PROVISION FOR) INCOME TAXES	(75,600)	(6.9)	74,200	12.3

NET LOSS	(233,087)	(21.2)%	(159,715)	(26.6)%

ACCUMULATED DEFICIT — BEGINNING OF YEAR	(159,715)		—

ACCUMULATED DEFICIT — END OF YEAR	$(392,802)		$(159,715)

The accompanying notes are an integral part of these financial statements.

SEARCHPATH INTERNATIONAL, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED JUNE 30, 2007 AND 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(233,087)	$(159,715)
Adjustments to reconcile net loss to net cash used in operating activities:
Add back (deduct): Items not affecting cash
Depreciation and amortization	8,727	1,866
Bad debts	132,020	22,000
Deferred revenue	(40,000)	40,000
Deferred income taxes	75,600	(74,200)
Issuance of notes receivable	(369,719)	(207,965)
Cash provided by (used in) changes in the following items:
(Increase) decrease in accounts receivable	60,037	(90,850)
Increase in other receivables	(1,543)	(2,200)
Increase in prepaid expenses	(7,220)	—
Increase in accounts payable	95,806	112,852
Increase in accrued expenses	143,750	49,877

Net cash used in operating activities	(135,629)	(308,335)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	—	(14,597)
Acquisition of intangibles	—	(16,293)
Collection of notes receivable	37,896	11,885

Net cash provided by (used in) investing activities	37,896	(19,005)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in due to related party	31,653	3,890
Borrowings on (repayment of) convertible debt	(5,000)	273,450
Proceeds from long-term debt	60,587	—
Increase in due to shareholder	18,500	—

Net cash provided by financing activities	105,740	277,340

NET INCREASE (DECREASE) IN CASH	8,007	(50,000)

CASH — BEGINNING OF YEAR	—	50,000

CASH — END OF YEAR	$8,007	$—

The accompanying notes are an integral part of these financial statements.

	2007	2006

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

CASH PAID DURING THE YEAR FOR:

INTEREST	$—	$733

NON-CASH FINANCING ACTIVITY:
During 2007, the Company set up payment plans with two vendors for balances owed. The balance for these notes payable at June 30, 2007 was $68,574.
The accompanying notes are an integral part of these financial statements.

SEARCHPATH INTERNATIONAL, INC.
NOTES TO THE FINANCIAL STATEMENTS
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     Nature of Business
SearchPath International, Inc. (the Company) is a franchisor of search and recruitment franchises. The franchisor and franchises’ primary focus is full time permanent placement of managerial, sales, professional and executive level positions in all industries and locations. During the fiscal year ended June 30, 2007 and 2006, 25 franchises and 18 franchises were sold by the Company, respectively.
     Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
     Revenue Recognition
Franchise agreements have terms ranging from five to ten years. These agreements also include extension terms of five years, depending on contract terms and if certain conditions are met. The Company provides the use of the SearchPath trademarks, training, pre-opening assistance and operational assistance in exchange for franchise fees, royalty fees ranging from 3% to 7% of placement sales, and advertising fees of .75% of placement sales.
The Company recognizes revenues from the sale of franchises upon substantial performance by the Company of all material conditions relating to the initial fee. Royalty and advertising fees are recognized as revenue when the franchisee recognizes the sale. Placement fees are recognized when the placement is made by the Company.
     Accounts Receivable
Accounts receivable are generally due within 30 days and are stated at amounts due from customers, net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts are past due, the Company’s previous loss history, the customer’s current ability to pay its obligations to the Company, and the condition of the general economy and industry as a whole. The Company writes off accounts receivable when they become uncollectible. At June 30, 2007 and 2006, all accounts receivable were considered collectible and no allowance was necessary.
     Notes Receivable
Notes receivable are stated at fair value, net of an allowance for uncollectible accounts. The fair value of the notes receivable is estimated by discounting future cash flows using the mid-term applicable federal rate at June 30, 2007 and 2006, respectively. The Company determines its allowance based on payment history, length of time outstanding and previous history with the franchisee. The Company writes off notes when they become uncollectible. At June 30, 2007 and 2006, the allowance for uncollectible notes receivable totaled $132,020 and $22,000, respectively.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
     Property and Equipment
Depreciation of property and equipment is provided by use of the straight-line method over the following estimated useful lives of the assets:

Furniture and equipment	3 — 5 years
     Advertising
Advertising and promotional costs are expensed as incurred. During the years ended June 30, 2007 and 2006, advertising expense totaled $2,611 and $10,838, respectively.
     Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of deferred taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
2. NOTES RECEIVABLE
     Notes receivable consist of the following at June 30:

	2007	2006

Notes due from franchisees, bearing interest at 10.00% with maturity dates through June 15, 2009, secured by all business assets of the franchisees	$67,502	$27,548

Various notes due from franchisees, with imputed interest at 4.64% at June 30, 2007 and various maturity dates through June 9, 2017, secured by all business assets of the franchisees	438,401	168,532

	505,903	196,080
Less: Allowance for potentially uncollectible principal and interest	(132,020)	(22,000)
Less: Current portion	(197,132)	(20,785)

	$176,751	$153,295

     Future principal payments of the notes receivable are as follows:

YEAR ENDING
JUNE 30,

2008	$197,132
2009	115,345
2010	66,714
2011	24,280
2012	20,387
Thereafter	82,045

$505,903

3. INTANGIBLE ASSETS
     Intangible assets consisted of the following at June 30, 2007 and 2006, respectively:

		Accumulated	Net Book
	Cost	Amortization	Value

June 30, 2007:
Software	$16,293	$5,884	$10,409

June 30, 2006:
Software	$16,293	$453	$15,840
Amortization of software is provided by use of the straight-line method over 3 years. Amortization expense totaled $5,431 and $453 for the years ended June 30, 2007 and 2006, respectively.
Future amortization expense is as follows:

YEAR ENDING
JUNE 30,

2008	$5,431
2009	4,978

$10,409

4. RELATED PARTY TRANSACTIONS
At June 30, 2007 and 2006, due to related party represents amounts payable to a related party for various shared expenses, including rent, utilities, payroll, and insurance. Shared expenses totaled $193,486 and $219,817 for the years ended June 30, 2007 and 2006, respectively.
5. CONVERTIBLE DEBT
During the year ended June 30, 2006, the Company issued $273,450 of convertible debt. The debt can be converted into 1,233,800 shares of common stock on the earliest of the 30th day of the onset of public trading or the initial maturity date of the note, which is October 30, 2006. In the event the Company does not redeem the note in their entirety as of 540 days subsequent to the date of the note April 30, 2007 and the Company has not achieved public trading status, the holder shall have a put right to the Company for the unredeemed portion of the outstanding note, plus any accrued and unpaid interest. As of the date of the financial statements the holders have not exercised their put rights on the notes. The debt accrues interest at an annual rate of 10%. At June 30, 2007 and 2006, accrued interest on the convertible debt totaled $46,787 and $12,410, respectively. The accrued interest is recorded as an accrued expense on the accompanying balance sheets. During the year ended June 30, 2007, the Company repaid $5,000 of the convertible debt.

6. LONG-TERM DEBT
     Long-term debt consisted of the following at June 30,

2007

Note payable in monthly installments of $500 through March 2008 and $2,000 through November 2008, including interest at 7.5%	$26,091

Note payable in monthly installments of $500 through November 2008 and $1,000 through June 2012, including interest at 7.5%	42,483

Non-interest bearing loan payable to franchisee, 5.75% of royalty and advertising fees the Company earns will offset the principle balance owed to the franchisee	60,587

129,161
Less: Current portion	(24,188)

$104,973

     Future maturities of long-term debt are as follows:

YEAR ENDING
JUNE 30,

2008	$24,188
2009	35,554
2010	21,872
2011	22,639
2012	23,465
Thereafter	1,443

$129,161

7. COMMITMENTS
     Leases
The Company leases equipment under operating lease agreements. Future annual minimum payments under the agreements having remaining terms in excess of one year are as follows:

YEAR ENDING
JUNE 30,

2008	$12,165
2009	12,165
2010	3,657

$27,987

Total lease expense for the years ended June 30, 2007 and 2006 amounted to $12,165 and $3,657, respectively.
     Deferred Revenue
At June 30, 2006 deferred revenue represents commitments for franchises purchased during the year for which the Company had not fully performed all related franchisor services. The services were performed over the next year, therefore, the deferred revenue was shown as a current liability on the accompany balance sheet for 2006.

8. INCOME TAXES
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities are as follows:

	June 30,	June 30,
	2007	2006
Deferred tax assets:
Accrual to cash conversion	$30,200	$13,800
NOL carryforwards	125,900	61,400

Total deferred tax assets	156,100	75,200
Valuation allowance	(156,100)	—

Net deferred tax assets	$—	$75,200

Deferred tax liability — accumulated depreciation	$1,400	$1,000

A valuation allowance of $156,100 has been recognized at June 30, 2007 to offset the net deferred tax assets due to the uncertainty of realizing the benefits of the loss carryovers.
The Company’s deferred tax liability is a result of a temporary difference between book and tax depreciation.
The components of the provision for income taxes are as follows:

	June 30,	June 30,
	2007	2006
Current:
Federal income taxes	$—	$—
State and local taxes	—	—
Deferred Federal income taxes	(75,600)	74,200

Total (provision) benefit	$(75,600)	$74,200

At June 30, 2007 and June 30, 2006, the Company had available for tax purposes net operating loss carryovers of $329,186 and $153,386, respectively, which begin to expire in 2025.
The following reconciles the tax provision with the expected provision obtained by applying statutory rates to pre-tax income:

	June 30,	June 30,
	2007	2006
Expected tax benefit	$53,500	$79,500
Non-deductible expenses	(3,200)	(5,300)
Change in accrual to cash conversion	30,200	—
Change in valuation allowance	(156,100)	—

Net (provision) benefit	$(75,600)	$74,200

9. SUBSEQUENT EVENT
Subsequent to June 30, 2007, the Company raised $148,294 of additional convertible debt.

SIGNATURES
In accordance with Section 12 of the Securities Exchange Act of 1934, as amended the registrant caused this amendment no. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 7, 2008	SearchPath International, Inc. (Registrant)
/s/ Thomas K. Johnston
By: Thomas K. Johnston
Its: President